As filed with the Securities and Exchange Commission on June 27, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THORNBURG MORTGAGE, INC.

(Exact name of registrant as specified in its charter)

150 Washington Avenue, Suite 302

Santa Fe, New Mexico 87501

(505) 989-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Maryland	6798	85-0404134
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Larry A. Goldstone

President and Chief Operating Officer

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, New Mexico 87501

(505) 989-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael B. Jeffers

Dechert LLP

4675 MacArthur Court, Suite 1400

Newport Beach, California 92660

Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration statement becomes effective

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities to Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

8% Senior Notes due 2013	$200,000,000	100%	$200,000,000	$16,180

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 27, 2003

Preliminary Prospectus

Thornburg Mortgage, Inc.

$200,000,000

Offer to Exchange

Registered 8% Senior Notes due 2013

for

All Outstanding 8% Senior Notes due 2013

The new notes:

•	will be freely tradeable;
•	are otherwise substantially identical to the outstanding notes;
•	will accrue interest at 8% per annum, payable semiannually in arrears on each May 15 and November 15; and
•	will not be listed on any securities exchange or on any automated dealer quotation system, but may be sold in the over-the-counter market, in negotiated transactions or through a combination of those methods.

The exchange offer:

•	expires at 5:00 p.m., New York City time, on , 2003, unless extended; and
•	is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered.

In addition, you should note that:

•	all outstanding notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of new notes that are registered under the Securities Act of 1933, as amended;
•	tenders of outstanding notes may be withdrawn any time before the expiration of the exchange offer;
•	the exchange of outstanding notes for new notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes; and
•	the exchange offer is subject to customary conditions, which we may waive in our sole discretion.

You should consider carefully the Risk Factors beginning on page 15 of this prospectus before participating in the exchange offer.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT IS ONLY ACCURATE ON THE DATE OF THIS DOCUMENT OR ON SUCH OTHER DATE STATED HEREIN.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NEW NOTES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer (as described herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is            , 2003.

This prospectus incorporates important business and financial information that is not included in or delivered with this document. This information is available without charge upon written or oral request. See “Where You Can Find More Information.” To obtain this information in a timely fashion, you must request such information no later than five business days before             , 2003, which is the date on which the exchange offer expires (unless we extend the exchange offer as described herein). See “The Exchange Offer-Extensions, Delay in Acceptance, Termination or Amendment.”

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” that are based on our current expectations, estimates and projections. Pursuant to those sections, we may obtain a “safe harbor” for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements, which identify factors that could cause actual results to differ from those expressed in the forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “believe,” “anticipate,” “intend,” “aim,” “expect,” “will,” and similar words identify forward-looking statements. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections.

Important factors that may impact our actual results or may cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf include, but are not limited to, changes in interest rates, changes in yields available for purchase on adjustable and variable rate mortgage assets, changes in the yield curve, changes in prepayment rates, changes in the supply of mortgage-backed securities and loans, our ability to obtain financing and the terms of any financing that we do obtain. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors.” We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which we may make to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the “SEC.” You may read and copy any document that we file at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov or from our website at www.thornburgmortgage.com. However, the information on our website does not constitute a part of this prospectus. In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-4 with the SEC, of which this document forms a part, to register the new notes to be issued to holders whose outstanding notes are accepted for exchange pursuant to the exchange offer. This prospectus does not contain all of the information included in the registration statement.

In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the exchange offer expires or is terminated:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Our Current Report on Form 8-K filed on February 5, 2003;

•	Our Current Report on Form 8-K filed on February 7, 2003;

•	Our Current Report on Form 8-K filed on May 2, 2003;

•	Our Current Report on Form 8-K filed on May 28, 2003; and

•	Our Current Report on Form 8-K filed on May 28, 2003.

All filings that we make pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

You may request a copy of any or all of the documents summarized in this prospectus or incorporated by reference in this prospectus (excluding exhibits), without charge, by written or oral request directed to us at the following address and telephone number:

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, New Mexico 87501

Telephone: (505) 989-1900

To obtain timely delivery of any of our documents, you must make your request to us no later than five business days before , 2003. The exchange offer will expire at 5:00 p.m., New York City time, on         , 2003, unless we extend the exchange offer, which we may do in our sole discretion. We currently do not intend to extend the expiration date. See “The Exchange Offer” for more detailed information.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus. You should read the entire prospectus, including the information incorporated by reference into this prospectus, before deciding whether to participate in the exchange offer. In this prospectus, (i) we refer to Thornburg Mortgage, Inc. and its subsidiaries, as “we,” “us,” or the “Company,” unless we specifically state otherwise or the context indicates otherwise and (ii) references to “the notes” include both the outstanding notes and the new notes unless the context indicates otherwise.

The Company

Overview

We commenced operations in 1993 and our common stock is listed on the New York Stock Exchange under the symbol “TMA.” As of June 20, 2003, we had a market capitalization of $1.5 billion. We are a single-family residential mortgage lender that originates, acquires and retains investments in adjustable and variable rate mortgage, or “ARM,” assets thereby providing capital to the single-family residential housing market. Our ARM assets are comprised of traditional ARM securities and loans, which reprice in a year or less, and hybrid ARM securities and loans, which have an initial fixed rate period before converting to traditional ARM assets. Like traditional banking organizations, our income is generated primarily from the net spread or difference between the interest income we earn on our ARM assets and the cost of our borrowings. Our strategy is to maximize the long-term, sustainable difference between the yield on our investments and the cost of financing these assets, and to maintain that difference through interest rate and credit cycles.

While we are not a bank or savings and loan institution, our business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. We finance the purchases and originations of our ARM assets with equity capital and borrowings such as reverse repurchase agreements, whole loan financing facilities, long-term secured debt and other secured or unsecured financings that we may establish with approved institutional lenders. We consistently operate with an equity-to-asset ratio of greater than 8%, and generally averaging 9%, based on historical cost (excluding “accumulated other comprehensive loss”) and excluding assets financed with non-recourse debt and the related equity and including senior unsecured debt as an addition to equity. Since all of the assets we hold are ARM assets and we pursue a matched funding strategy, we believe our exposure to changes in interest rates can be prudently managed. Moreover, we focus on acquiring primarily high quality assets to ensure our access to financing. Similarly, we maintain strict credit underwriting standards and have experienced cumulative credit losses of only $174,000 on our loan portfolio over the last five years. Our operating structure has resulted in operating costs well below those of our peers. We believe that our corporate structure differs from most lending institutions in that we are organized for tax purposes as a real estate investment trust, or “REIT,” and, therefore, pass through substantially all of our earnings to shareholders without paying federal or state income tax at the corporate level.

The 11 members of our management team have an average of 19 years experience in the fields of mortgage lending, investment advisory and management services, financial services, capital markets and financial reporting, providing us with significant expertise in the key disciplines required for success in our business. Since our inception, we have grown substantially as a result of consistent earnings and growth in equity capital. Our assets and earnings have grown on a compounded annual basis by 24.7% and 51.6%, respectively, from December 31, 1998 through December 31, 2002. As of March 31, 2003, we had assets of $12.4 billion, net income of $39.1 million and an equity base of $992.2 million. We have reported 41 consecutive quarters of positive cash flow and earnings, including cash flow (earnings before amortization of $18.2 million) of $138.2 million in 2002. We can provide no assurance that these results and trends will be achieved or continue in the future.

We are an externally advised REIT and are managed under a management agreement, or the “Management Agreement,” with Thornburg Mortgage Advisory Corporation, or the “Manager,” which manages our operations, subject to the supervision of our Board of Directors.

Our principal executive offices are located at 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501 and our telephone number is (505) 989-1900.

The table below shows our key financial highlights for the quarter ended March 31, 2003 and each of the five years ended December 31, 2002.

Summary of Financial Highlights

(in thousands)

	Three Months Ended March 31, 2003	For the years ended December 31,
		2002	2001	2000	1999	1998
Key balance sheet statistics:
Total assets	$12,376,938	$10,512,932	$5,803,648	$4,190,167	$4,375,965	$4,344,633
Loan originations(1)	863,066	2,286,284	590,250	48,196	17,186	—
Shareholders’ equity	992,211	833,042	532,658	317,538	310,887	311,823
Key income statement statistics:
Interest income	$123,196	$401,967	$278,594	$289,973	$260,365	$287,032
Interest expense	(71,162)	(244,038)	(199,829)	(253,343)	(226,350)	(255,992)

Net interest income	52,034	157,929	78,765	36,630	34,015	31,040

Noninterest income	304	1,495	50	287	47	(278)
Noninterest expense	(13,264)	(39,408)	(20,355)	(7,752)	(8,478)	(8,067)

Net income	39,074	120,016	58,460	29,165	25,584	22,695
Amortization	8,167	18,215	20,095	17,476	31,080	49,657

Consolidated EBITDA(2)	$47,241	$138,231	$78,555	$46,641	$56,664	$72,352

(1)	Includes loans purchased from correspondents and retail loans originated by the Company.
(2)	As defined under “Description of Notes—Certain Definitions” on page 71 of this prospectus. “Consolidated EBITDA” is a non-GAAP measure that is incorporated in the debt covenants pertaining to the notes and is included in the table above to provide historical information to potential investors in the new notes as to our ability to maintain compliance with this particular debt covenant. “Consolidated EBITDA” is a measurement of the amount of cash generated from our operations that is available to pay the interest expense on the notes, before we pay dividends to preferred and common shareholders.

Competitive Strengths

We believe our competitive strengths distinguish our business model from those of other residential mortgage lenders and contribute to our ability to generate consistent returns on equity. We strive to maintain our financial performance through varied interest rate cycles by: (i) developing and expanding proprietary loan origination channels; (ii) employing a portfolio lending strategy, thereby maintaining borrower relationships; (iii) seeking direct funding from a wide array of lenders at attractive borrowing costs; (iv) applying our unique risk management approach to the management of interest rate and credit risks inherent in the mortgage lending business; and (v) using our low cost operating advantages.

Proprietary Loan Origination Channels

We acquire ARM assets for our portfolio through wholesale and proprietary origination channels. Our wholesale channels include the purchase of mortgage-backed securities, or “MBS,” and bulk loan packages. Our proprietary origination channels include loans that are originated through correspondent lenders or directly by us. Through the correspondent channel, we acquire loans from correspondent lenders or other loan originators with or without servicing rights, who generally originate the individual loans using our underwriting criteria and guidelines. Loans originated through our origination channels generally provide higher yields relative to our other channels, and generally can be originated at a lower cost. Thornburg Mortgage Home Loans, Inc., or “TMHL,” our wholly-owned mortgage banking subsidiary, conducts our mortgage loan acquisition, origination, processing, underwriting and securitization activities and also services mortgage loans that it acquires and originates. As of June 20, 2003, TMHL had authority to lend in 44 states and the District of Columbia.

In 2002, through our origination channels, we originated $1.9 billion of ARM loans through correspondent lenders and $379.8 million of ARM loans through our direct retail channel, up from $482.2 million and $108.1 million, respectively, in 2001. During the quarter ended March 31, 2003, we originated $863.1 million of loans, exceeding our mortgage origination target by 15%. For 2003, we are targeting a 15% to 22% increase in our origination business, which amounts to between $2.6 and $2.8 billion in loans. If we meet these targets in addition to our projected portfolio acquisition targets, loans originated through our origination channels will account for up to 40% of our portfolio acquisitions for the year, up from 24% in 2002 and 15% in 2001. If we exceed our projected portfolio acquisition target for 2003, the percentage of acquisitions attributed to our origination channels will be lower even though we may meet or exceed the targeted loan origination dollar amount. Our targeted growth projections are based on internal calculations, and as forward-looking statements, may differ from the actual results that we achieve.

Over time, we would like to see originations account for 70% of our portfolio acquisitions, as we believe increasing this percentage will enhance both our earnings stability and earnings growth over time. Since we began originating loans for our portfolio, we have found that they generate consistently higher returns than purchased MBS. Furthermore, we continue to focus on hybrid ARM assets, which over the past five years, have increasingly become a larger portion of our portfolio mix and, at March 31, 2003, accounted for approximately 75.1% of our ARM assets. The increased level of hybrid ARM asset production has two compelling benefits: hybrid ARM assets can be acquired at a lower premium than traditional ARM assets and, after matched funding, we expect to earn a higher spread on hybrid ARM assets than on traditional ARM assets.

Portfolio Lending Strategy

As a portfolio lender, we generally hold in our portfolio all the ARM assets we acquire or originate until pay-off or maturity. This improves the economics of the lending transaction for a variety of reasons. First, our acquisition costs are capitalized and amortized over the life of the loan. Second, our cost to originate is typically less than our cost to purchase loans in the secondary market. Third, because we focus on the jumbo segment of the ARM market (loans in excess of $322,700), we can spread our loan origination expenses over a larger loan size, which improves the profitability of the mortgage asset.

Since we do not sell our ARM loans, we also are not constrained by secondary market loan purchase guidelines and our income is not dependent on cash and non-cash gain on sale. Further, this portfolio lending approach has great consumer appeal, because it enables us to offer innovative loan products and take a more practical approach to the loan underwriting process. Our ability to tailor each individual borrower’s loan gives us another advantage as we compete for mortgage loans. Additionally, because we do not sell our loans, we can offer a loan modification program that allows a borrower, for a modest fee and minimal paperwork, to change the rate and/or term of their loan at any time. Once a borrower obtains an ARM loan with us, we expect to retain that borrower relationship until their loan matures. Providing a quality customer experience and an attractive loan modification program helps us maintain customer relationships and a stable loan portfolio.

Diversified Funding Sources

We obtain funding from a variety of sources, including reverse repurchase agreements, whole loan financing facilities, long-term secured debt, proceeds from payments of principal and interest on our ARM assets portfolio and equity capital. This diversification enables us to insulate our business from potential fluctuations in the availability of funding. We have had consistent access to funding throughout our 10-year history and the terms of our funding have not varied significantly over this period.

The table below provides selected financial data regarding the various sources of our funding for the quarter ended March 31, 2003 and each of the five years ended December 31, 2002.

History of Funding Sources

(in thousands)

	Three Months Ended March 31, 2003	As of December 31,
		2002	2001	2000		1999		1998
Debt:
Reverse repurchase agreements	$10,283,647	$8,568,260	$4,738,827	$2,961,617		$3,022,511		$2,867,207
Whole loan credit facilities & other	1,062,237	589,081	40,283	158,593		21,289		2,029
Adjustment of the fair value of hedging instruments	(142,505)	(142,531)	(33,932)	—		—		—

Adjusted Debt(1)	11,203,379	9,014,810	4,745,178	3,120,210		3,043,800		2,869,236
Long-term secured debt(2)	—	255,415	432,581	603,910		886,722		1,127,181

Total debt	$11,203,379	$9,270,225	$5,177,759	$3,724,120		$3,930,522		$3,996,417

Shareholders’ equity:
Shareholders’ equity	$992,211	$833,042	$532,658	$317,538		$310,887		$311,823
Adjustment for accumulated other comprehensive loss	105,813	105,254	36,566	78,427		82,489		82,148

Consolidated Adjusted Tangible Net Worth(1)	1,098,024	938,296	569,224	395,965		393,376		393,971
NMI Equity(1) adjustment:
Long-term secured debt	—	255,415	432,581	603,910		886,722		1,127,181
Collateral for long-term secured debt(3)	—	(289,783)	(470,752)	(647,790	)(4)	(935,817	)(4)	(1,179,712	)(4)

NMI Equity(1) adjustment	—	(34,368)	(38,171)	(43,880)		(49,095)		(52,531)

Adjusted Net Worth(1)	$1,098,024	$903,928	$531,053	$352,085		$344,281		$341,440

Ratio of Adjusted Debt to Adjusted Net Worth(5)	10.2x	10.0x	8.9x	8.9x		8.8x		8.4x

(1)	As defined under “Description of Notes—Certain Definitions” on pages 70, 71 and 75 of this prospectus.
(2)	The long-term secured debt is not subject to margin calls and is “Non-Marginable Indebtedness” as defined under “Description of Notes—Certain Definitions” on page 75 of this prospectus. The long-term secured debt was referred to as “collateralized notes” in the Company’s prior SEC filings.
(3)	The collateral for long-term secured debt was referred to as “collateral for collateralized notes” in the Company’s prior SEC filings.
(4)	Certain items from the December 31, 2000, 1999 and 1998 financial statements have been reclassified to conform to current year presentations.
(5)	The Ratio of Adjusted Debt to Adjusted Net Worth is a non-GAAP measurement that is incorporated in the debt covenants pertaining to the notes and is included in the table above to provide historical information to potential investors in the new notes as to our ability to maintain compliance with this particular debt covenant.

Risk Management

There are three key risks inherent in the mortgage lending business: credit risk, interest rate risk and prepayment risk. Our unique approach to risk management is predicated on three principal strategies: maintaining high credit standards, match funding our assets and liabilities, and diversifying our acquisitions. These strategies provide the foundation for our business model.

        High Credit Quality Standards.    In order to mitigate credit risk, our portfolio consists primarily of High Quality ARM MBS, which represent interests in ARM loans that are secured primarily by first liens on single-family (one-to-four units) residential properties, although we also may acquire ARM MBS secured by liens on other types of real estate-related properties. High Quality means that these assets are guaranteed by Ginnie Mae (a U.S. Government agency), Fannie Mae (a government-sponsored corporation) or Freddie Mac (a federally chartered corporation), or rated “AAA” or “AA” by Standard and Poor’s or Moody’s Investors Service, Inc., or the “Rating

Agencies.” At March 31, 2003, 89.1% of the assets we held in our portfolio were High Quality assets. An additional 9.6% of the assets held in our portfolio consisted of loans that were pending securitization.

We securitize the loans that we originate or acquire into pools of High Quality ARM securities on a periodic basis and retain them in our portfolio. Of the loans we securitized during 2002, 99.7% were converted into ARM securities that were rated “BBB,” “Baa” or better by one of the Rating Agencies, or “Investment Grade.” The securitization process creates highly liquid assets that are more readily financeable forms of collateral. Maintaining high asset quality standards and securitizing our loans reduces our cost of capital and maximizes our ability to obtain financing from our lending partners. At March 31, 2003, loans that we have securitized represented 29.3% of our ARM portfolio.

We actively manage the credit risk inherent in acquiring and originating individual single-family residential mortgage loans by adhering to stringent loan underwriting criteria. Our borrowers generally have excellent credit profiles and our cumulative credit losses since we commenced acquiring loans in 1997, total just $174,000. In addition, at March 31, 2003, our 60-day plus delinquent loans stood at 0.10% of total loans, compared to 1.51% for the industry as a whole as of March 31, 2003.

The table below shows our credit statistics for the quarter ended March 31, 2003 and each of the five years ended December 31, 2002.

Loan Delinquencies and Loss Statistics

(in thousands)

	Three Months Ended March 31, 2003	As of December 31,
		2002	2001	2000	1999	1998
Delinquent loan and real estate-owned properties (“REO”) ratio	0.10%	0.10%	0.10%	0.43%	0.60%	0.46%
Industry average delinquent loan ratio(1)	1.51%	1.54%	1.53%	1.32%	1.19%	1.28%
Loss reserves/basis adjustments as percent of delinquent loans and REO	322%	366%	418%	61%	33%	16%
Charge-offs	$—	$—	$(115)	$(59)	$—	$—

(1)	Based on the National Delinquency Surveys published by the Mortgage Bankers Association of America.

Matched Funding Strategy.    We actively manage interest rate risk by acquiring only ARM assets and pursuing a matched funding strategy. Because the yields on ARM assets move in similar fashion to changes in underlying interest rates, our exposure to interest rate fluctuations is, to a degree, limited. In addition, we borrow funds that have maturities that closely match the interest rate adjustment periods on our ARM assets. Our traditional ARM assets, which reprice in a year or less, are funded with short-term borrowings (also one year or less). The repricing mismatch on this portion of the portfolio was 41 days at March 31, 2003. Because our hybrid ARM assets have an initial fixed interest rate, we fund them with comparable duration fixed rate borrowings. A lower duration indicates a lower expected volatility of earnings given future changes in interest rates. At March 31, 2003, we had secured $6.5 billion of fixed rate financing having an average maturity of 4.1 years for our hybrid ARM assets. The calculated net duration on this portion of the portfolio was approximately two months. In essence, we have generally locked in our funding cost during the fixed rate period of the hybrid ARM assets, which will protect our earnings during a rising interest rate environment.

We analyze the effectiveness of our matched funding strategy and our potential exposure to interest rate changes through the use of an earnings simulation model. At March 31, 2003, our potential earnings at risk from a parallel 100 and 200 basis point rise in market interest rates over the next twelve months and a commensurate slowdown in prepayment speeds as interest rates rise was (2.7%) and (3.6%) of projected 2003 net income, respectively, and (0.8%) and 0.3% of projected 2004 net income, respectively. Because we use various assumptions in our earnings simulation model, we cannot predict precisely the impact of higher interest rates on net income, and actual results may differ from simulated results due to certain factors, including, but not limited to, timing, the magnitude and frequency of interest rate changes, changes in prepayment speed, changes in other market conditions and management strategies.

Diversified Acquisition Strategy.    Diversifying our product mix and acquisition channels increases our sources for mortgage assets and gives us the flexibility to selectively acquire or originate ARM assets at prices much closer to par thereby lowering the book price at which we hold our assets. This strategy minimizes our exposure to prepayment risk. The increased level of hybrid ARM assets in our portfolio over the past several years and the addition of our origination channels have positive profitability implications because the hybrid ARM assets that we purchased and all originated ARM assets have been acquired or originated at a lower average price. Since adding hybrid ARM assets and establishing our origination channels, we have significantly reduced the average price we pay to acquire assets over the past five years, which has improved our earnings stability. At March 31, 2003, the book price, excluding unrealized gains and losses, at which we were holding our ARM assets was 101.03% of par, down substantially from 102.77% of par at December 31, 1997. This is a non-GAAP measurement that provides the average amount of cash we have paid, net of amortization we have expensed, for the assets we hold in our ARM portfolio above par. We amortize the amount above 100% of par over the expected life of the ARM assets. However, our ARM assets can be paid off at any time, which is why we provide this non-GAAP measurement. The book price, including unrealized gains and losses, was 101.44% at March 31, 2003, compared to 102.27% at December 31, 1997.

Operating Efficiencies

Low Cost Operating Structure.    Unlike most mortgage bankers and lenders, we do not have an on-going high, fixed cost infrastructure. We do not have a nationwide retail branch network, commissioned loan officers or internal back office. We originate loans either through financial intermediaries or directly to borrowers over the internet or by telephone. We also outsource our back office functions to high-quality, third-party vendors who handle the majority of our processing, underwriting and loan closings in the Thornburg Mortgage name. Additionally, we use an outside party to service our loans. We generally pay these providers based on results; that is, closed or serviced loans. This method of operation keeps our fixed costs low, giving us a significant cost advantage in a highly competitive and cyclical business. We believe that our adherence to these principles has made us one of the most productive full-service mortgage lenders in the nation.

Tax Structure. Another cost advantage is our REIT tax structure. Since we qualify as a REIT, we do not pay federal or state income tax at the corporate level on income that we distribute. This tax-advantaged structure enables us to produce higher returns on our invested capital and use less leverage than taxable mortgage lending companies.

Recent Developments

On April 3, 2003, approximately $1.1 billion of mortgage loans from our ARM loan portfolio were transferred to Thornburg Mortgage Securities Trust 2003-2 and were securitized. Approximately $1.0 billion of the securities issued in connection with this securitization were sold to third-party investors in the form of “AAA”-rated floating rate pass-through certificates. This transaction is being accounted for as a financing of our portfolio and represents long-term secured non-recourse financing of our portfolio.

At a meeting on April 22, 2003, our board of directors, or “Board of Directors,” approved two changes to our investment policies: (i) the limitation on our ownership of hybrid ARM assets with fixed rate periods of greater than five years was increased to “no more than 20% of total assets” from “no more than 10% of total assets” and (ii) within the definition of Other Investment assets (as defined under “The Company—Operating Policies and Strategies”), which may comprise no more than 30% of our total assets, the investment limitation was broadened to permit us to acquire ARM securities rated less than Investment Grade in connection with a purchase of all the classes of a loan securitization effected by third parties, in addition to ARM securities rated less than Investment Grade that are created as a result of our loan acquisition and securitization efforts, subject to the limitation that such ARM securities may not exceed 17.5% of our shareholders’ equity, measured on a historical cost basis.

On June 4, 2003, we completed a securitization of $772.0 million of loans from our ARM loans portfolio and 99.8% of the resulting securities were rated at least Investment Grade. We continue to retain all of these securities in our ARM portfolio.

Corporate Governance

We pride ourselves on maintaining an ethical workplace in which the highest standards of professional conduct are practiced. Accordingly, we would like to highlight the following facts:

•	Our Board of Directors consists of a majority of independent directors. The audit, nominating/corporate governance and compensation committees of the Board of Directors are composed exclusively of independent directors.

•	Our long-term incentive plan does not provide for the granting of stock options. All long-term incentive awards are fully expensed in our consolidated income statements, and are fully disclosed in our financial reports.

•	We have established a formal internal audit function to further the effective functioning of our internal controls and procedures. Our internal audit plan is intended to provide management and the audit committee with an effective tool to identify and address areas of financial or operational concerns and ensure that appropriate controls and procedures are in place.

•	We have adopted a code of business conduct and ethics and corporate governance guidelines that cover a wide range of business practices and procedures, apply to all of our employees, officers and directors, and foster the highest standards of ethics and conduct in all of our business relationships.

•	We have an insider trading policy designed to prohibit any of our directors or officers or any director, officer or employee of the Manager from buying or selling our stock on the basis of material nonpublic information or communicating material nonpublic information to others.

Summary of the Exchange Offer

On May 15, 2003, we completed a private offering of the outstanding notes. We sold the outstanding notes in transactions that were exempt from or not subject to the registration requirements under the Securities Act. Accordingly, the outstanding notes are subject to transfer restrictions. In general, you may not offer or sell the outstanding notes unless either they are registered under the Securities Act or the offer or sale is exempt from or not subject to registration under the Securities Act and applicable state securities laws.

In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchaser of the outstanding notes. We agreed to file with the SEC a registration statement not later than 45 days after the date we issued the outstanding notes, to use our best efforts to cause the registration statement to be declared effective under the Securities Act within 140 days after the date we issued the outstanding notes and to complete the exchange offer no later than 40 days after the date on which the registration statement is declared effective. In the exchange offer, you are entitled to exchange your outstanding notes for new notes with substantially identical terms, except that the existing transfer restrictions will be removed. This prospectus and the accompanying documents contain detailed information about us, the new notes and the exchange offer. See “The Exchange Offer” for further information regarding the exchange offer and resale of the new notes. You should read the discussion under “Description of Notes” for further information regarding the new notes.

The Exchange Offer	We are offering to issue to you new registered 8% senior notes due 2013 without transfer restrictions or registration rights in exchange for your outstanding unregistered 8% senior notes due 2013.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2003, or at any later date and time to which we extend it.

Conditions to the Exchange Offer	We will not be required to accept outstanding notes for exchange if the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered. The exchange offer is subject to customary conditions, which we may waive in our sole discretion. See “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes

If you wish to participate in the exchange offer, you must complete, sign and date the letter of transmittal that we are providing with this prospectus and mail or deliver the letter of transmittal, together with your outstanding notes, to the exchange agent prior to the expiration date. If your outstanding notes are held through The Depository Trust Company, or “DTC,” you may deliver your outstanding notes by book-entry transfer.

In the alternative, if your outstanding notes are held through DTC and you wish to participate in the exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal as though you had signed the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us, among other things, that:

•      any new notes you receive will be acquired in the ordinary course of your business;

•      you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the outstanding notes or the new notes;

•      you are not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if you are our affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•      if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes;

•      if you are a broker-dealer, you will receive new notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, and you will deliver a prospectus in connection with any resale of such new notes;

•      if you are a broker-dealer, you did not purchase the outstanding notes to be exchanged for the new notes from us; and

•      you are not acting on behalf of any person who could not truthfully make the foregoing representations.

Please see “The Exchange Offer—Procedures for Tendering—Your Representations to Us.”

Withdrawal Rights	You may withdraw outstanding notes that have been tendered at any time prior to 5:00 p.m., New York City time, on the expiration date by sending a written or facsimile withdrawal notice to the exchange agent.

Procedures for Beneficial Owners

Only a registered holder of the outstanding notes may tender in the exchange offer. If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should promptly contact the registered holder and instruct it to tender the outstanding notes on your behalf.

If you wish to tender your outstanding notes on your own behalf, you must either arrange to have your outstanding notes registered in your name or obtain a properly completed bond power from the registered holder before completing and executing the letter of transmittal and delivering your outstanding notes. The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and cannot comply before the expiration date with the requirement to deliver the letter of transmittal and notes or use the applicable procedures under the automated tender offer program of DTC, you must tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.” If you tender using the guaranteed delivery procedures, the exchange agent must receive the properly completed and executed letter of transmittal or facsimile thereof, together with your outstanding notes or a book-entry confirmation and any other documents required by the letter of transmittal, within three business days after the expiration date.

Consequences of Failure to Exchange Your Notes	If you do not exchange your outstanding notes in the exchange offer, you will no longer be entitled to registration rights. You will not be able to offer or sell the outstanding notes unless they are later registered, sold pursuant to an exemption from registration or sold in a transaction not subject to the Securities Act or state securities laws. Other than in connection with the exchange offer or as specified in the registration rights agreement, we are not obligated to, nor do we currently anticipate that we will register the outstanding notes under the Securities Act. See “The Exchange Offer—Consequences of Failure to Exchange.”

Federal Income Tax Considerations	The exchange of new notes for outstanding notes in the exchange offer will not be a taxable event for federal income tax purposes. See “Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of new notes.

Plan of Distribution

All broker-dealers who receive new notes in the exchange offer have a prospectus delivery obligation. Based on SEC no action letters, broker-dealers who acquired the outstanding notes as a result of market-making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with the resales of the new notes. We have agreed to make this prospectus available to any broker-dealer delivering a prospectus as required by law in connection with resales of the new notes for 180 days after the exchange offer is completed.

Broker-dealers who acquired the outstanding notes from us may not rely on SEC staff interpretations in no action letters. Broker-dealers who acquired the outstanding notes from us must comply with the registration and prospectus delivery requirements of the Securities Act, including being named as selling noteholders, in order to resell the outstanding notes or the new notes.

The Exchange Agent

We have appointed Deutsche Bank Trust Company Americas as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Certified or Registered Mail: DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2737	By Overnight Courier: DB Services Tennessee, Inc. Corporate Trust & Agency Services Reorganization Unit 648 Grassmere Park Road Nashville, TN 37211 Attn: Karl Shepherd

By Facsimile: (615) 835-3701	Confirm by Telephone: (615) 835-3572 Information: (800) 735-7777
By Hand: Deutsche Bank Trust Company Americas C/O The Depository Trust Clearing Corporation 55 Water Street, 1st Floor Jeanette Park Entrance New York, NY 10041

Summary of Terms of the New Notes

The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

Issuer	Thornburg Mortgage, Inc.

Securities Offered	$200,000,000 principal amount of 8% senior notes due May 15, 2013.

Maturity Date	May 15, 2013.

Interest Payment Dates	Interest will accrue on the new notes from the date of original issuance of the new notes and will be payable on May 15 and November 15 of each year, beginning on November 15, 2003. Interest will be computed on the basis of a 360-day year comprising twelve 30-day months. Holders of new notes will receive interest on November 15, 2003 from the date of original issuance of the new notes, plus an amount equal to the accrued, but unpaid, interest on the outstanding notes through the date of exchange.

Optional Redemption	The new notes are redeemable, in whole or in part, from May 15, 2008 until May 15, 2011, upon payment of their principal amount plus a declining premium, and at par thereafter until maturity. See “Description of Notes—Redemption.”

Optional Redemption after Equity Offering	At any time (which may be more than once) on or before May 15, 2006, we can choose to redeem up to 35% of the principal amount of the notes issued under the indenture for 108% of their principal amount plus accrued interest with money that we raise in a qualified equity offering.

Change of Control Offer	If a change in control of our Company occurs, we must give holders of the new notes the opportunity to sell us their notes at 101% of their principal amount.

Ranking of the New Notes	The new notes will be our senior unsecured obligations and will rank on an equal basis with all of our other existing and future senior unsecured indebtedness, including the outstanding notes, and senior to all of our existing and future subordinated indebtedness. The new notes will be effectively subordinated to all of the debt of our subsidiaries.

Certain Covenants

Both the new notes and the outstanding notes are governed by the same indenture. The indenture limits, among other things, our ability and/or the ability of our subsidiaries to:

•      incur indebtedness;

•      issue preferred stock of subsidiaries;

•      pay dividends or make other distributions;

•      repurchase equity interests or subordinated indebtedness;

•      enter into transactions with affiliates;

•      incur liens securing indebtedness; or

•      allow subsidiaries to guarantee debt.

See “Description of Notes—Certain Covenants” for additional information, including information as to various exceptions to these covenants.

Governing Law	State of New York

Trustee	Deutsche Bank Trust Company Americas

SELECTED SUMMARY FINANCIAL DATA

The following table sets forth selected summary financial data: (a) as of and for each of the five years in the period ended December 31, 2002 and (b) as of and for each of the quarters ended March 31, 2003 and 2002. The selected summary financial data as of and for each of the five years in the period ended December 31, 2002 have been derived from our audited consolidated financial statements. The selected summary financial data as of and for each of the quarters ended March 31, 2003 and 2002 have been derived from our unaudited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of our financial position at such dates and the results of operations for such periods. The results of operations for the quarter ended March 31, 2003 are not necessarily indicative of the results for the full year. You should read the following financial information with our audited consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	For the quarters ended March 31,		For the years ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands, except per share data)
INCOME STATEMENT HIGHLIGHTS:
Net interest income	$52,034	$31,624	$157,929	$78,765	$36,630	$34,015	$31,040
Net income	$39,074	$24,293	$120,016	$58,460	$29,165	$25,584	$22,695
Diluted earnings per share	$0.67	$0.62	$2.59	$2.09	$1.05	$0.88	$0.75
Dividends declared per average common share	$0.60	$0.55	$2.285	$1.75	$0.96	$0.92	$1.14
Average common shares outstanding (diluted)	58,391	36,417	46,350	24,803	21,519	21,490	21,488
Yield on net interest earning assets (portfolio margin)	1.87%	1.97%	1.88%	1.67%	0.86%	0.77%	0.64%
Return on average common equity	16.23%	16.56%	16.49%	13.82%	6.90%	5.81%	4.80%
Noninterest expense to average assets	0.47%	0.44%	0.45%	0.38%	0.16%	0.12%	0.13%

BALANCE SHEET HIGHLIGHTS:
ARM assets	$12,009,437	$7,108,639	$10,335,213	$5,732,145	$4,139,461	$4,326,098	$4,268,417
Total assets	$12,376,938	$7,268,577	$10,512,932	$5,803,648	$4,190,167	$4,375,965	$4,344,633
Total debt	$11,345,884	$6,522,689	$9,412,756	$5,211,691	$3,724,120	$3,930,522	$3,996,417
Shareholders’ equity	$992,211	$717,130	$833,042	$532,658	$317,538	$310,887	$311,823
Book value per common share	$15.68	$15.92	$14.54	$14.02	$11.67	$11.40	$11.45
Common shares outstanding	59,071	40,904	52,763	33,305	21,572	21,490	21,490
Yield on ARM assets	4.35%	5.01%	4.63%	5.09%	7.06%	6.38%	5.86%

RISK FACTORS

This section describes some, but not all, of the risks of acquiring notes in this offering and the risks associated with our business. You should carefully consider these risks, in addition to the other information contained or incorporated by reference in this document, before acquiring notes. In connection with the forward-looking statements that appear in this document, you should carefully review the factors discussed below and the cautionary statements referred to in “Forward-Looking Statements.”

Risks Relating to this Exchange Offer

Failure to properly tender your outstanding notes for new notes could limit your ability to resell your outstanding notes.

We will only issue new notes in exchange for outstanding notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal, as described in this prospectus. Therefore, you should allow sufficient time to ensure timely delivery of your outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of your outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we complete the exchange offer, you will continue to hold outstanding notes that are subject to the existing transfer restrictions and you will no longer have any registration rights with respect to the outstanding notes. In addition:

•	if you tender your outstanding notes for the purpose of participating in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes; and

•	if you are a broker-dealer that receives new notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those new notes.

We have agreed that, for a period of 180 days after the expiration date of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. We refer you to “Plan of Distribution.”

After the exchange offer is consummated, if you continue to hold any outstanding notes you may have difficulty selling them because there will be fewer such notes outstanding.

If a large principal amount of outstanding notes is not tendered or is tendered improperly, the limited principal amount of new notes that would be issued and outstanding after we consummate the exchange offer could adversely affect the liquidity and the market price of the new notes.

Risks Relating to the Notes

We have other indebtedness.

As of March 31, 2003, on a pro forma basis after giving effect to the issuance of the outstanding notes and the use of proceeds as described in “Use of Proceeds,” our aggregate consolidated indebtedness would have been approximately $11.5 billion and our aggregate consolidated secured indebtedness would have been approximately $11.3 billion. We would not have had any aggregate consolidated subordinated indebtedness on a pro forma basis. Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness depends on our future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control.

The new notes will be unsecured and will be subordinate to all of our existing and future secured indebtedness, and structurally subordinated to subsidiary debt.

All of our existing indebtedness is secured by our assets. Creditors of our existing and future secured debt will have priority in right of payment over holders of the new notes with respect to our assets that secure such indebtedness. The indenture provides limited restrictions on our ability to incur additional secured indebtedness.

The new notes are not guaranteed by any of our subsidiaries. Our subsidiaries hold a portion of our assets. Our subsidiaries had approximately $1.1 billion of indebtedness outstanding at March 31, 2003. Creditors of a subsidiary are entitled to be paid what is due to them before assets of the subsidiary become available for creditors of its parent. Therefore, liabilities of our subsidiaries will, in effect, be prior in right of payment to the new notes with regard to the assets of those subsidiaries. This can substantially reduce the portion of our consolidated assets which are available for payment of the new notes. Also, any agreements of our subsidiaries which prohibit or limit the subsidiaries’ payment of dividends will eliminate or reduce our access to cash flows of those subsidiaries to pay interest or principal with regard to the new notes.

Our ability to repurchase notes upon a change of control may be limited.

Upon a change of control, each holder of notes will have the right to require us to repurchase such holder’s notes. If there were a change of control, but we did not have sufficient funds to pay the repurchase price for all of the notes which were tendered, that failure would constitute an event of default under the indenture. Therefore, a change of control at a time when we could not pay for notes which were tendered as a result of the change of control could result in the holders of notes receiving substantially less than the principal amount of the notes.

As a REIT, we must distribute a portion of our income to our shareholders.

We must distribute at least 90% of our taxable net income to our shareholders to maintain our REIT status. As a result, those earnings will not be available to pay principal on the notes. In addition, the indenture governing the notes permits us to distribute up to 95% of our Adjusted Earnings (as defined under “Description of Notes—Certain Definitions”).

There is no current public market for the new notes and there may never be one.

The new notes are a new issue of securities for which there is currently no trading market. We cannot guarantee:

•	the liquidity of any market that may develop for the new notes;

•	your ability to sell the new notes; or

•	the price at which you would be able to sell the new notes.

Liquidity of any market for the new notes and future trading prices of the new notes will depend on many factors, including:

•	prevailing interest rates;

•	our operating results; and

•	the market for similar securities.

We do not intend to apply for listing of the new notes on any securities exchange or for inclusion of the new notes in any automated quotation system.

Risks Related to Our Business

ARM yields change as short-term interest rates change.

•	In low short-term interest rate environments, the yields on our ARM assets will be low, reducing our return on equity.

•	We own ARM assets tied to various interest rate indices. If the interest rate indices applicable to our ARM assets change independently of other market interest rates, our ARM yields, spreads and earnings may be adversely affected.

•	We own ARM assets with various repricing or interest rate adjustment frequencies. The yields on these assets also may respond to changes in their underlying indices on a delayed basis due to borrower notification requirements. As a result, our yields and earnings on these assets could be temporarily below our longer term expectations.

•	Increases in interest rates may result in a decline in the fair value of our ARM assets. A decrease in the fair value of our ARM assets will result in a reduction of our book value due to the accounting rules that we follow.

We borrow money to fund the purchase of additional ARM assets. A significant contributor to our earnings is the interest margin between the yield on our ARM assets and the cost of our borrowings.

•	All of the risks highlighted above could be magnified because we use borrowed funds to acquire additional ARM assets for our portfolio.

•	Our ability to borrow and our cost of borrowing could be adversely affected by deterioration in the quality or fair value of our ARM assets or by general availability of credit in the mortgage market.

•	We borrow funds based on the fair value of our ARM assets less a margin amount. If either the fair value of our ARM assets declines, or our margin requirements increase, we could be subject to margin calls that would require us to either pledge additional ARM assets as collateral or reduce our borrowings. If we did not have sufficient unpledged assets or liquidity to meet these requirements, we may need to sell assets under adverse market conditions to satisfy our lenders.

•	Our borrowings are tied primarily to the LIBOR interest rates, while our assets are indexed to LIBOR and other various interest rate indices. If these other short-term indices move differently than LIBOR, our earnings could be adversely affected to the extent of the difference.

•	The interest rate adjustment or repricing characteristics of our ARM assets and borrowings may not be perfectly matched. Rising interest rates could adversely affect our earnings and dividends if the interest payments that we must make on our borrowings rise faster than the interest payments we earn on our ARM assets. Declining interest rates could adversely affect our earnings and dividends if the interest payments we receive on our ARM assets decline more quickly than the interest payments that we must make on our borrowings. In general, our borrowings adjust more frequently than the interest rates on our ARM assets.

•	Some of our ARM assets have caps that limit the amount that the interest rate can change for a given change in an underlying index. Our borrowings do not have similar limitations. If the interest rate change on our ARM assets is limited while the interest rates on our borrowings increase, our portfolio margins and earnings may be adversely affected.

•	We employ various hedging and funding strategies to minimize the adverse impact that changing interest rates might have on our earnings, but our strategies may prove to be less effective in practice than we anticipate, or our ability to use such strategies may be limited due to our need to comply with federal income tax requirements that are necessary to preserve our REIT status.

•	The fair value of the hedging instruments that we use to manage our interest rate risk may decline during periods of declining interest rates, adversely affecting our book value because of the accounting rules that we follow.

Our mortgage assets may be prepaid at any time at the borrower’s option.

•	Mortgage prepayment rates typically rise during falling interest rate environments. If mortgages prepay, the prepayment proceeds may be invested in lower yielding assets, thus reducing earnings.

•	Mortgage prepayment rates typically fall during rising interest rate environments. If mortgages do not prepay, we would have less cash flow to use to purchase new mortgage assets in a higher interest rate environment, potentially adversely affecting earnings.

•	We purchase and originate ARM assets at prices greater than par. We amortize the premiums over the expected life of the ARM asset. To the extent that we have purchased such assets, our yields, spreads and earnings could be adversely affected if mortgage prepayment rates are greater than anticipated at the time of acquisition because we would have to amortize the premiums at a faster rate.

We acquire hybrid ARM assets that have fixed interest rate periods.

•	A decline in interest rates may result in an increase in prepayment of our hybrid ARM assets, which could cause the amount of our fixed rate financing to increase relative to the total amount of our hybrid ARM assets. This may result in a decline in our net spread on hybrid ARM assets as replacement hybrid ARM assets may have a lower yield than the assets that are paying off.

•	An increase in interest rates may result in a decline in prepayment of our hybrid ARM assets, requiring us to finance a greater amount of hybrid ARM assets than originally anticipated at a time when interest rates may be higher, which would result in a decline in our net spread on hybrid ARM assets.

•	We typically do not borrow fixed rate funds to cover the last year of the fixed rate period of our hybrid ARM assets because, at that point, the next repricing period is within one year which is consistent with our investment policy of investing in ARM assets that reprice within one year or less. As a result, higher short-term interest rate borrowings that we acquire to finance the remaining year of the fixed rate period of our hybrid ARM assets could adversely affect our portfolio margins and earnings due to a reduced net interest margin.

We originate and acquire ARM loans and ARM securities and have risk of loss due to mortgage loan defaults.

•	The ability of our borrowers to make timely principal and interest payments could be adversely affected by a rise in interest rates, a recession, declining real estate property values or other economic events, resulting in losses to us.

•	If a borrower defaults on a mortgage loan that we own and if the liquidation proceeds from the sale of the property do not cover our loan amount and our legal, broker and selling costs, we would experience a loss.

•	We bear the risk of loss on loans we have originated or acquired due to hazard losses such as earthquakes, floods, fires or similar hazards, unless the homeowner had insurance for such hazards.

•	We could experience losses if we fail to detect that a borrower has misrepresented its financial situation, or that an appraisal misrepresented the value of the property collateralizing our loan.

•	We purchase ARM securities that have various degrees of third-party credit protection and are rated at least Investment Grade at the time of purchase. It is possible that default and loan loss experience on the underlying securitized loans could exceed any credit enhancement, subjecting us to risk of loss.

Our expansion into mortgage loan origination may not be successful.

•	We rely on third-party providers who specialize in the underwriting, processing, servicing and closing of mortgage loans. We are dependent upon the availability and quality of the performance of such providers and we cannot guarantee that they will successfully perform the services for which we engage them.

•	As a mortgage lender, we are subject to changes in consumer and real estate related laws and regulations that could subject us to lawsuits or adversely affect our profitability or ability to remain competitive.

•	We are competing for mortgage loans against much larger, better-known mortgage originators that could affect our ability to acquire or originate ARM assets at attractive yields and spreads.

•	ARM assets may not always be readily available for purchase or origination in the marketplace at attractive yields because their availability is somewhat dependent on the relationship between 30-year fixed rate mortgage rates and ARM rates.

Our REIT tax status creates certain risks.

•	The requirements to qualify for REIT tax status are complex and technical, and we may not be able to qualify for reasons beyond our control. Even though we currently exceed all of the requirements for qualifying, a failure to qualify could subject our earnings to taxation at regular corporate rates, thereby reducing the amount of money available for distributions to our shareholders and for payment of principal and interest on the notes.

•	The REIT tax rules require that we distribute the majority of our earnings as dividends, leaving us limited ability to maintain our future dividend payments if our earnings decline.

•	Because we must distribute the majority of our earnings to shareholders in the form of dividends, we have a limited amount of capital available to internally fund our growth.

•	Additionally, because we cannot retain earnings to grow, we must issue additional shares of stock to grow, which could result in the dilution of our outstanding stock and an accompanying decrease in its market price.

•

Changes in tax laws related to REIT qualifications or taxation of dividends could adversely affect us. The Jobs and Growth Tax Relief Reconciliation Act of 2003, or the “Act,” was approved by Congress on May 23, 2003, and signed by President Bush on May 28, 2003. The Act provides for a maximum 15% tax rate on certain dividends and long-term capital gains through 2008. Generally, because REITs do not pay tax at the corporate level, ordinary REIT dividends are not eligible for the new rates under the Act. The new law could decrease the investment attraction of a REIT relative to that of a regular C corporation. Like most mortgage REITs, we do not expect to distribute a material amount of capital gain dividends. It is not possible to predict the effects that the new law may have on the value of our capital stock.

The loss of the Investment Company Act exemption could adversely affect us.

•	We conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended. If we were to become regulated as an investment company, we would not be able to operate as we currently do.

We are dependent on certain key personnel.

•	The loss of the services of certain officers and key employees could have an adverse effect on our operations.

Some of our directors and officers have ownership interests in the Manager, which may create conflicts of interest.

•	The Manager is entitled to receive performance-based compensation based on our annualized return on equity. Undue emphasis placed on maximization of our short-term return on equity at the expense of other criteria could result in increased risk to our long-term return on equity.

We may change our policies without shareholder approval.

•	Our Board of Directors establishes all of our operating policies, including our investment, financing and dividend policies. The Board of Directors has the ability and authority to revise or amend those policies without shareholder approval.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive in exchange a like principal amount of the outstanding notes. The outstanding notes surrendered in exchange for the new notes will be retired and canceled, and cannot be reissued. Accordingly, issuance of the new notes will not result in any change in our capitalization. No underwriter is being used in connection with the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the periods shown:

	Three Months Ended March 31, 2003	For the years ended December 31,
		2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	1.55x	1.49x	1.29x	1.12x	1.11x	1.09x
Ratio of earnings to combined fixed charges and preferred stock dividends	1.51x	1.45x	1.25x	1.09x	1.08x	1.06x

The ratios of earnings to fixed charges were computed by dividing earnings as adjusted by fixed charges. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings as adjusted by fixed charges and preferred stock dividends. For these purposes, earnings consist of net income from continuing operations and fixed charges. Fixed charges consist of interest expense, including the amortization of capitalized issuance costs relating to indebtedness.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2003, on a pro forma basis to give effect to the issuance of long-term secured debt on April 3, 2003 and on a pro forma as adjusted basis to give effect to the outstanding notes, which were issued on May 15, 2003.

	As of March 31, 2003
	Actual	Pro Forma(1)	Pro Forma As Adjusted for this offering(2)
	(in thousands)
Operating debt:
Reverse repurchase agreements	$10,283,647	$10,020,104	$10,020,104
Whole loan financing facilities	1,062,237	289,316	289,316
Long-term secured debt(3)	—	1,036,464	1,036,464

Total operating debt	11,345,884	11,345,884	11,345,884
Senior Notes due 2013	—	—	194,250

Shareholders’ equity:
9.68% Cumulative Convertible Series A preferred stock	65,805	65,805	65,805
Common stock at par	591	591	591
Additional paid-in-capital	1,031,628	1,031,628	1,031,628
Accumulated other comprehensive loss	(105,813)	(105,813)	(105,813)

Total shareholders’ equity	992,211	992,211	992,211

Total capitalization	$12,338,095	$12,338,095	$12,532,345

Ratio of Adjusted Debt to Adjusted Net Worth(4)	10.2x	9.5x	8.2x

(1)	Pro forma for the issuance of long-term secured debt on April 3, 2003, in the amount of $1.036 billion. Assumes that the long-term secured debt issued on April 3, 2003 paid off $772.9 million of whole loan financing and $263.5 million of reverse repurchase agreements.
(2)	Pro forma as adjusted for the issuance of $200 million of the outstanding notes on May 15, 2003, after payment of our expenses related to that offering and discounts provided to the initial purchaser.
(3)	The long-term secured debt is not subject to margin calls and is “Non-Marginable Indebtedness” as defined under “Description of Notes—Certain Definitions” on page 75 of this prospectus.
(4)	The terms Adjusted Debt and Adjusted Net Worth are defined under “Description of Notes—Certain Definitions” on page 70 of this prospectus. The Ratio of Adjusted Debt to Adjusted Net Worth is a non-GAAP measurement that is incorporated in the debt covenants pertaining to the notes and is included in the table above to provide historical information to potential investors in the new notes as to our ability to maintain compliance with this particular debt covenant.

DESCRIPTION OF FINANCING ARRANGEMENTS

We finance our purchased or securitized ARM assets using equity capital, borrowings, such as reverse repurchase agreements, lines of credit, and other secured or unsecured financings that we may establish with approved institutional lenders. We generally expect to maintain an equity-to-assets ratio of between 8% and 10%, as measured on a historical cost basis (excluding “accumulated other comprehensive loss”) and excluding assets financed with non-recourse debt and the related equity and including senior unsecured debt as an addition to equity. This ratio may vary from time to time within the above stated range depending upon market conditions and other factors that our management deems relevant, but cannot fall below 8% without the approval of our Board of Directors. The following paragraphs summarize our current financing arrangements.

Reverse Repurchase Agreements

We had arrangements to enter into reverse repurchase agreements, a form of recourse, collateralized short-term borrowing, with 23 different financial institutions and as of March 31, 2003, had borrowed funds from 15 of these firms. Our borrowings under these agreements are based on the fair values of the ARM assets pledged as collateral and are subject to margin calls should the value of the collateral decline due to interest rate changes or other reasons.

As of March 31, 2003, we had $10.1 billion of reverse repurchase agreements outstanding with a weighted average borrowing rate of 1.45% and a weighted average remaining maturity of 4.5 months. Of these borrowings, $6.8 billion were variable-rate term reverse repurchase agreements with original maturities that range from six months to twenty-four months. The interest rates of these term reverse repurchase agreements are indexed to either the one-or three-month LIBOR rate and reprice accordingly. ARM assets with a carrying value of $10.7 billion including accrued interest and cash totaling $68.9 million collateralized the reverse repurchase agreements at March 31, 2003.

At March 31, 2003, the reverse repurchase agreements had the following remaining maturities:

March 31, 2003
(in thousands)
Within 30 days	$3,167,365
31 to 89 days	1,421,305
90 to 365 days	5,148,955
Over 365 days	403,517

10,141,142
Swap Agreements	142,505

$10,283,647

Whole Loan Financing Facilities

As of March 31, 2003, we had entered into three whole loan financing facilities. One facility has a committed borrowing capacity of $600 million and matures in January 2004. The other two facilities have a committed borrowing capacity of $300 million each and mature in November 2003 and March 2004. As of March 31, 2003, we had $1.1 billion borrowed against these whole loan financing facilities at an effective cost of 1.99%. The amount borrowed on the facilities at March 31, 2003 was collateralized by ARM loans with a carrying value of $1.1 billion, including accrued interest. Our borrowings under these facilities are subject to margin calls based on changes in the fair value of the collateral.

The whole loan financing facility with a borrowing capacity of $300 million and maturing in March 2004, discussed above, is a securitization transaction in which the Company transfers groups of whole loans to a wholly owned bankruptcy-remote special purpose subsidiary. The subsidiary, in turn, simultaneously transfers its interest in the loans to a trust, which issues beneficial interests in the loans in the form of a note and a subordinated certificate. The note is then used to collateralize borrowings. This whole loan financing facility works similarly to a secured line of credit whereby the Company can deliver loans into the facility and take loans out of the facility at the Company’s discretion subject to the terms and conditions of the facility. This securitization transaction is accounted for as a secured borrowing.

Long-Term Secured Debt

The long-term secured debt was issued on April 3, 2003 in a securitization transaction where we transferred approximately $1.06 billion of ARM loans to a wholly-owned bankruptcy remote special purpose subsidiary, which then issued $1.04 billion of “AAA”-rated pass through certificates to third-party investors. This transaction is accounted for as a non-recourse long-term secured debt financing and is not subject to margin calls based on changes in the fair value of the collateral.

THE COMPANY

General

We are a single-family residential mortgage lender that originates, acquires and retains investments in ARM assets comprised of ARM securities and loans, and hybrid ARM securities and loans, thereby providing capital to the single-family residential housing market. ARM securities represent interests in pools of ARM loans, which are publicly rated and include guarantees or other credit enhancements against losses from loan defaults.

While we are not a bank or savings and loan institution, our business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. We finance the purchases and originations of our ARM assets with equity capital and borrowings such as reverse repurchase agreements, whole loan financing facilities, long-term secured debt and other secured or unsecured financings that we may establish with approved institutional lenders. Our corporate structure differs from most lending institutions in that we are organized for tax purposes as a REIT and therefore dividend substantially all of our earnings to shareholders, without paying federal or state income tax at the corporate level. We have five qualified REIT subsidiaries, all of which are consolidated in our financial statements and federal and state income tax returns. TMHL, our wholly owned mortgage-banking subsidiary, conducts our mortgage loan acquisition, origination, processing, underwriting and securitization activities. TMHL’s two wholly owned special purpose subsidiaries, Thornburg Mortgage Funding Corporation II and Thornburg Mortgage Acceptance Corporation II, facilitate the financing of loans by TMHL. Effective January 1, 2002, we changed the tax status of TMHL and its subsidiaries from taxable REIT subsidiaries to qualified REIT subsidiaries because we determined that the activities of these subsidiaries are consistent with permitted REIT activities and the change would not jeopardize our ability to maintain our tax status as a REIT.

We are an externally advised REIT and are managed under the Management Agreement with the Manager which manages our operations, subject to the supervision of our Board of Directors.

Our internet website address is www.thornburgmortgage.com. We make available free of charge, through our internet website, our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

You may also find our code of business conduct and ethics, corporate governance guidelines and the charters of the audit committee, nominating/corporate governance committee and compensation committee of our Board of Directors at our website. These documents are also available in print to any shareholder who requests them by writing to us at the following address: 150 Washington Avenue, Suite 302, Santa Fe, New Mexico, 87501, or by phoning us at (505) 989-1900.

Operating Policies and Strategies

Portfolio Strategies

Our business strategy is to acquire and originate ARM assets to hold in our portfolio, fund them using equity capital and borrowed funds, and generate earnings from the difference or spread between the yield on our assets and our cost of borrowing. We originate ARM loans for our portfolio through our correspondent lending program, which currently includes approximately 100 approved correspondents, and we originate loans direct to consumers through TMHL. Currently, TMHL is authorized to lend in 44 states and the District of Columbia. Additionally, we acquire ARM assets by purchasing ARM securities or large packages of ARM loans that other mortgage lending institutions have originated and serviced. We believe that diversifying our sources for ARM loans and ARM securities will enable us to consistently find attractive opportunities to acquire or create high quality assets at attractive yields and spreads for our portfolio.

In addition to our direct origination efforts, we acquire ARM assets from investment banking firms, broker-dealers and similar financial institutions that regularly make markets in these assets. We also acquire ARM assets from other mortgage suppliers, including mortgage bankers, banks, savings and loans, investment banking firms, home builders and other firms involved in originating, packaging and selling mortgage loans. We believe we have a competitive advantage in the acquisition and investment of these mortgage securities and loans due to the low cost of our operations relative to traditional mortgage investors, such as banks and savings and loans.

We have a focused portfolio lending investment policy designed to minimize credit risk and interest rate risk. Our mortgage assets portfolio may consist of ARM pass-through securities guaranteed by an agency of the federal government (“Ginnie Mae”), a government-sponsored corporation (“Fannie Mae”) or a federally-chartered corporation (“Freddie Mac”), or privately issued (generally publicly registered) ARM pass-through securities, multi-class pass-through securities, floating rate classes of collateralized mortgage obligations, or “CMOs,” ARM loans, fixed rate MBS with an expected duration of one year or less or short-term investments that either mature within one year or have an interest rate that reprices within one year. Agency securities, or “Agency Securities,” are MBS for which a U.S. Government agency or a government-sponsored or federally chartered corporation, such as Ginnie

Mae, Fannie Mae or Freddie Mac, guarantees payments of principal or interest on the certificates. Agency Securities are not rated, but carry an implied “AAA” rating.

Our ARM assets also include investments in hybrid ARM assets, which are typically 30-year loans with a fixed rate of interest for an initial period, generally 3 to 10 years, and then convert to an adjustable rate for the balance of their term. In April 2003, our Board of Directors increased the limitation on our ownership of hybrid ARM assets with fixed rate periods of greater than five years from 10% to 20% of our total assets. We also have a policy to fund our hybrid ARM assets with fixed rate borrowings such that the net duration of hybrid ARM assets and the corresponding borrowings and hedges is one year or less. We use interest rate swap agreements, or “Swap Agreements,” and eurodollar futures contracts, or “Eurodollar Transactions,” as hedges to fix the interest rates on our short-term borrowing costs.

Our investment policy requires that we invest at least 70% of total assets in High Quality ARM assets and short-term investments. High Quality means:

(1)	Agency Securities; or

(2)	securities which are rated within one of the two highest rating categories by at least one of the Rating Agencies; or

(3)	securities that are unrated or whose ratings have not been updated but are determined to be of comparable quality (by the rating standards of at least one of the Rating Agencies) to a High Quality rated mortgage security, as determined by the Manager and approved by our Board of Directors; or

(4)	the portion of ARM loans that have been deposited into a trust and have received a credit rating of “AA” or better from at least one Rating Agency.

The remainder of our ARM portfolio, comprising not more than 30% of total assets, may consist of Other Investment assets, which may include:

(1)	adjustable or variable rate pass-through certificates, multi-class pass-through certificates or CMOs backed by loans on single-family, multi-family, commercial or other real estate-related properties so long as they are rated at least Investment Grade at the time of purchase; or

(2)	ARM loans collateralized by first liens on single-family residential properties, generally underwritten to “A” quality standards, and acquired for the purpose of future securitization; or

(3)	fixed rate mortgage loans collateralized by first liens on single family residential properties originated for sale to third parties; or

(4)	real estate properties acquired as a result of foreclosing on our ARM loans; or

(5)	as authorized by our Board of Directors, ARM securities rated less than Investment Grade that are created as a result of our loan acquisition and securitization efforts or are acquired as part of a loan securitization effected by third parties in which we purchase all of the classes of the loan securitization and that equal an amount no greater than 17.5% of shareholders’ equity, measured on a historical cost basis.

To mitigate the adverse effect of an increase in prepayments on our ARM assets, we emphasize the purchase of ARM assets at prices close to or below par. We amortize any premiums paid for our assets over their expected lives using the level yield method of accounting. To the extent that the prepayment rate on our ARM assets differs from expectations, our net interest income will be affected. Prepayments generally increase when mortgage interest rates fall below the interest rates on ARM loans. To the extent there is an increase in prepayment rates, resulting in a shortening of the expected lives of our ARM assets, our net income and, therefore, the amount available for dividends could be adversely affected. Our portfolio of ARM assets is held at a book price, excluding unrealized gains and losses, of 101.03% of par at March 31, 2003. This is a non-GAAP measurement that provides the average amount of cash we have paid, net of amortization we have expensed, for the assets we hold in our ARM portfolio above par. We amortize the amount above 100% of par over the expected life of the ARM assets. However, our ARM assets can be paid off at any time, which is why we provide this non-GAAP measurement. The book price, including unrealized gains and losses, was 101.44% at March 31, 2003, compared to 101.45% at December 31, 2002.

We believe that our status as a mortgage REIT makes an investment in our equity securities attractive for tax-exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and Individual Retirement Accounts. We do not invest in real estate mortgage investment conduit, or “REMIC,” residuals or other CMO residuals that would result in the creation of excess inclusion income or unrelated business taxable income.

Acquisition, Securitization and Retention of Traditional ARM and Hybrid ARM Loans

We acquire and originate High Quality mortgage loans through TMHL from three sources: (i) correspondent lending, which involves acquiring individual loans from correspondent lenders or other loan originators who originate the individual loans using our underwriting criteria and guidelines, or criteria and guidelines that we have approved, (ii) direct retail loan originations, which are loans that we originate, and (iii) bulk acquisitions, which involve acquiring pools of whole loans, which are originated using the seller’s guidelines and underwriting criteria. The loans we acquire or originate are financed through warehouse borrowing arrangements and securitized for our portfolio, or, in the case of fixed rate loans, sold to third parties.

The loans acquired or originated by TMHL are first lien, single-family residential traditional ARM and hybrid ARM loans with original terms to maturity of not more than forty years and are either fully amortizing or are interest only up to ten years and fully amortizing thereafter. Interest-only loans acquired or originated during the first quarter of 2003 represented 90.4% of total loan production during that period. We believe interest-only loans do not pose additional credit risk due to original effective loan-to-value ratios averaging 66.5% and the credit strength of our borrowers.

All ARM loans that we acquire for our portfolio bear an interest rate tied to an interest rate index. Most loans have periodic and lifetime constraints on how much the loan interest rate can change on any predetermined interest rate reset date. In general, the interest rate on each traditional ARM loan resets monthly, semi-annually or annually. The traditional ARM loans generally adjust to a margin over a U.S. Treasury index or a LIBOR index. The hybrid ARM loans have a fixed rate for an initial period, generally 3 to 10 years, and then convert to traditional ARM loans for their remaining term to maturity.

We acquire ARM loans for our portfolio with the intention of securitizing them into pools of High Quality ARM securities and retaining them in our portfolio. In order to facilitate the securitization of our loans, we generally create subordinate certificates, which provide a specified amount of credit enhancement. Upon securitization, we hold the High Quality ARM securities and the subordinate certificates in our portfolio and then finance them in the repurchase agreement market or through the issuance of securities in the capital markets. Our investment policy limits the amount we may hold in our portfolio of these below Investment Grade subordinate certificates, and subordinate classes that we purchase in connection with a whole pool securitization effected by third parties, to 17.5% of shareholders’ equity, measured on a historical cost basis.

We believe the acquisition and origination of ARM loans for securitization benefits us by providing: (i) greater control over the quality and types of ARM assets acquired; (ii) the ability to acquire ARM assets at lower prices, so that the amount of the premium to be amortized will be reduced in the event of prepayment; (iii) additional sources of new whole-pool ARM assets; and (iv) generally higher yielding investments in our portfolio.

We offer a loan modification program on all loans we originate and certain loans we acquire. We believe this program promotes customer retention and reduces loan prepayments. Under the terms of this program, a borrower may choose to pay a fee and modify the mortgage loan to any then-available hybrid or adjustable-rate product that we offer at the offered interest rate plus  1/8%, at any time during the life of the loan.

Bulk Acquisitions

Third-party mortgage originators or aggregators sell us pools of single-family residential ARM and hybrid ARM loans at market prices, with or without the servicing rights. The loans are originated using the seller’s loan products, programs and underwriting guidelines. Additionally, the originator performs the credit review of the borrower, the appraisal of the property and the quality control procedures. We generally only consider the purchase of loans when all of the borrowers have had their income and assets verified, their credit checked and appraisals of the properties have been obtained. We or a third-party then perform an independent underwriting review of the processing, underwriting and loan closing methodologies that the originators used in qualifying a borrower for a loan. Depending on the size of the loan package, we may not review all of the loans in a bulk package of loans, but rather select loans for underwriting review based upon specific risk-based criteria such as property location, loan size, effective loan-to-value ratios, borrowers’ credit score and other criteria that we believe to be important indicators of credit risk. Additionally, prior to the purchase of loans, we obtain representations and warranties from each seller stating that each loan either meets the seller’s pre-approved underwriting standards and other requirements or is underwritten to our standards. A seller who breaches such representations and warranties may be obligated to repurchase the loan. As added security, we use the services of a third-party document custodian to insure the quality and accuracy of all individual mortgage loan closing documents and to hold the documents in safekeeping. As a result, all of the original individual loan closing documents that are signed by the borrower, other than the original credit verification documents, are examined, verified and held by the custodian.

Correspondent Lending

In the correspondent lending channel, we acquire mortgage loans from Company-approved correspondent lenders. We pre-qualify all correspondents to determine their financial strength, the soundness of their own established in-house mortgage procedures and their ability to fulfill their representations and warranties to us. Correspondents’ compliance with these qualifications is assessed annually. The majority of loans acquired from correspondents are originated to our approved specifications including our internally developed loan products, credit and property guidelines, and underwriting criteria. In certain cases, correspondents sell their own loan products to us, which are originated according to the correspondents’ product specifications and underwriting guidelines and have been pre-approved by us.

Prior to purchase, we review all of the loans generated by our correspondents to ensure product quality and compliance with our guidelines. As an additional due diligence step, we also obtain a mortgage score for each of the loans acquired through correspondents. The mortgage score evaluates not only the borrower’s credit but also the geographic location of the property, the economic viability of the area, the general market conditions and the loan product chosen by the borrower. We believe that obtaining mortgage scores for the loans will help in reducing our securitization costs by insuring that we purchase the highest quality mortgage loans with the lowest risk possible. After closing, we contract with a third-party to perform an additional quality control review of certain loans in order to verify that such loans were properly underwritten and to confirm that the loan documents are complete and properly executed.

Direct Retail Loan Origination

Our retail lending strategy consists of using our portfolio lending capability, cost-efficient operation, competitive advantages, strategic partnerships, and available technology, to enable us to provide attractive and innovative mortgage products, competitive mortgage rates, and a high level of customer service to prospective borrowers. By eliminating intermediaries, whenever possible, between the borrower and us, the lender, we expect to originate loans for retention in our portfolio at attractive yields while offering our customers innovative mortgage products at competitive rates and fees. Our expansion into retail residential mortgage loan origination is intended to continue our strategy of acquiring only high quality mortgage loans.

We originate mortgage loans through TMHL. As of June 20, 2003, TMHL was authorized to originate loans in the following 44 states and the District of Columbia:

Alabama	Louisiana	North Dakota
Alaska	Maine	Oklahoma
Arkansas	Maryland	Ohio
Arizona	Massachusetts	Oregon
California	Michigan	South Carolina
Colorado	Minnesota	South Dakota
Connecticut	Mississippi	Tennessee
Delaware	Missouri	Texas
Florida	Montana	Utah
Georgia	Nebraska	Vermont
Idaho	Nevada	Virginia
Illinois	New Hampshire	Washington, D.C.
Indiana	New Mexico	West Virginia
Iowa	New York	Wisconsin
Kentucky	North Carolina	Wyoming

Our direct retail lending origination model is built upon strategic partnerships with third-party providers of traditional “back office” processing and underwriting and other services such as appraisals, title and settlement services. We have entered into agreements with two Company-approved third-party, private label fulfillment vendors for the processing, underwriting and closing of our retail loans. In addition, we work with nationally recognized providers of appraisal, credit, title insurance and settlement services. We oversee the activities of these service providers through on-site visits, report monitoring, customer service surveys, post-closing quality control, and periodic direct participation in the customer experience.

We use one of two channels to originate loans directly with borrowers. We originate loans using a call center, where borrowers can call to inquire about loan products and interest rates, as well as to seek advice and counseling regarding qualifying for a loan and the approval process. In 2001, we expanded this channel to employ third-party call center specialists versed in mortgage loan origination so that prospective borrowers are able to apply for a loan over the telephone. A completed mortgage loan application along with a request for additional supporting documentation is sent to the borrower for signature. Our loan processors, or their third-party agents, are responsible for working with the borrower to complete the processing of the loan application, obtain a final loan approval and schedule the loan for closing.

We also offer mortgages on-line utilizing a third-party, private label, web-based origination system. Prospective borrowers are able to look up mortgage loan product and interest rate information through our website, obtain access to a variety of mortgage calculators and consumer help features, submit an application on-line and begin the process of obtaining pre-approval of their loan. Once a mortgage loan application has been submitted, one of our representatives will assist the borrower in completing the loan process.

The mortgage origination process is a labor- and document-intensive business that requires significant “back office” systems and personnel. We have contracted with third-party mortgage service providers to provide loan processing, underwriting, documentation and closing functions required to originate and close mortgage loans. Additionally, another third-party service provider has staffed a mortgage loan call center for our benefit. These services are provided on a private label basis, meaning that these providers will identify themselves as being our representatives. The benefit to us of this arrangement is that we pay for these services as we use them, without a significant investment in personnel, systems, office space and equipment.

Mortgage Loan Servicing

In the third quarter of 2001, we began purchasing the servicing rights on some of the loans we acquired through the bulk and correspondent loan acquisition programs, with the intent of providing borrowers with integrated, ongoing high quality customer service, as well as loan modification and refinance opportunities. We also retain the servicing rights on loans originated through the retail channel. These efforts are designed to lower prepayment rates on the portfolio through customer retention. We contract with a qualified third-party subservicer to service our loans for our customers on a private label basis. This third-party subservicer collects mortgage loan payments, manages escrow accounts, provides monthly statements and notices to borrowers, offers on-line mortgage servicing information and provides customer service, loan collection, loss mitigation, foreclosure, bankruptcy and real estate-owned management services. We pay fees for this service based on a fixed fee schedule per mortgage loan.

Underwriting Guidelines

Our underwriting guidelines are intended to determine the collateral value of the mortgaged property and to consider the borrower’s credit standing and repayment ability. Each prospective borrower completes an application that includes information with respect to the applicant’s assets, liabilities, income and employment history, as well as certain other personal information. A credit report is required for each applicant from at least one credit reporting company. The report typically contains information relating to matters such as credit history with local and national merchants and lenders, installment debt payments and any record of default, bankruptcy, repossession, suit or judgment. At March 31, 2003, our borrowers had an average credit score, called a FICO (which is a credit score, ranging from 300 to 850, based upon the credit evaluation methodology developed by Fair, Isaac and Company, a consulting firm specializing in creating credit evaluation models) of 737. On a case-by-case basis, we may determine that, based upon compensating factors, a prospective borrower not strictly qualifying under the applicable underwriting guidelines warrants an underwriting exception. Compensating factors may include, but are not limited to, low loan-to-value ratios, low debt-to-income ratios, good credit history, stable employment, financial reserves, and time in residence at the applicant’s current address.

Our underwriting guidelines for both the correspondent lending and direct retail loan origination channels are applied in accordance with a procedure that generally requires (1) one appraisal report for loan amounts up to $650 thousand, one appraisal report and one field review for loan amounts between $650 thousand and $1 million, and two appraisal reports for loan amounts greater than $1 million, (2) a review of such appraisal by a third-party appraisal review firm for loans over $650 thousand if deemed necessary and (3) an internal review by us of all appraisal reports. Our underwriting guidelines permit single-family mortgage loans with loan-to-value ratios at origination of up to 95% (or, with respect to additional collateral mortgage loans, up to 100%) for the highest credit grading category, depending on the creditworthiness of the borrower, the type and use of the property, the purpose of the loan application and the loan amount. All loans with loan-to-value ratios greater than 80% must either have mortgage insurance or additional collateral securing the loan.

Financing Strategies

We finance our purchased or securitized ARM assets using equity capital and borrowings, such as reverse repurchase agreements, lines of credit, and other secured or unsecured financings that we may establish with approved institutional lenders. We have established lines of credit and collateralized financing agreements with twenty-three different financial institutions. We generally expect to maintain an equity-to-assets ratio of between 8% and 10%, as measured on a historical cost basis (excluding “accumulated other comprehensive loss”) and excluding assets financed with non-recourse debt and the related equity and including senior unsecured debt as an addition to equity. This ratio may vary from time to time within the above stated range depending upon market conditions and other factors that our management deems relevant, but cannot fall below 8% without the approval of our Board of Directors.

We borrow primarily at short-term interest rates and in the form of reverse repurchase agreements using our ARM securities as collateral. Reverse repurchase agreements involve a simultaneous sale of pledged assets to a lender at an agreed-upon price in return for the lender’s agreement to resell the same assets back to us at a future date (the maturity of the borrowing) at a higher price. The price difference is the cost of borrowing under these agreements. We generally enter into two types of reverse repurchase agreements: variable rate term reverse repurchase agreements and fixed rate reverse repurchase agreements. Variable rate term reverse repurchase agreements are financings with original maturities ranging from six to 24 months. The interest rates on these variable rate term reverse repurchase agreements are indexed to either the one- or three-month LIBOR rate, and reprice accordingly. The fixed rate reverse repurchase agreements have original maturities generally ranging from 30 to 180 days. Generally, upon repayment of each reverse repurchase agreement, we immediately pledge the ARM assets used to collateralize the financing to secure a new reverse repurchase agreement.

We have also financed the purchase of ARM assets by issuing long-term secured debt obligations in the capital markets, which are collateralized by securitized pools of our ARM assets that are placed in a trust. The trust pays the principal and interest payments on the debt out of the cash flows received on the collateral. Using such a structure enables us to issue debt that will not be subject to margin calls once the long-term secured debt obligation has been issued.

We also enter into financing facilities for whole loans. A whole loan is the actual mortgage loan evidenced by a note and secured by a mortgage or deed of trust. We use these credit lines to finance our acquisition of whole loans while we are accumulating loans for securitization.

Hedging Strategies

We attempt to mitigate our interest rate risk by funding our ARM assets with borrowings whose maturities approximately match the interest rate adjustment periods on our ARM assets. Accordingly, some of our borrowings have variable interest rates or short term fixed maturities (one year or less) because, as of March 31, 2003, 24.9% of our ARM assets were traditional ARM assets, which had interest rates that adjust within one year. However, for the remaining portion of our portfolio comprised of hybrid ARM assets, which generally have fixed interest rate periods of 3 to 10 years and, as of March 31, 2003, averaged a 4.1-year fixed rate period, we utilize Swap Agreements and Eurodollar Transactions to, in effect, extend the fixed interest rate of our borrowings such that the net duration of our hybrid ARM assets and fixed-rate borrowings and hedges funding our hybrid ARM assets is no more than one year. By maintaining a net duration of less than one year, we expect the net market value change of our hybrid ARM portfolio and associated fixed-rate liabilities and hedging instruments to be no more than 1.00% for a 1.00% change in interest rates. A lower duration indicates a lower expected volatility of earnings given future changes in interest rates. We generally accomplish this fixed-rate maturity extension through the use of Swap Agreements and Eurodollar Transactions. When we enter into a Swap Agreement, we generally agree to pay a fixed rate of interest and to receive a variable interest rate, generally based on LIBOR. We enter into Eurodollar Transactions in order to hedge changes in our forecasted three-month LIBOR based liabilities. These Swap Agreements and Eurodollar Transactions have the effect of converting our short-term borrowings into fixed-rate borrowings over the life of the Swap Agreements and Eurodollar Transactions. As of March 31, 2003, our current Swap Agreements and Eurodollar Transactions that hedged the financing of hybrid ARM assets had a remaining average fixed rate term to maturity of 2.7 years and a duration mismatch of approximately 2 months, which is in compliance with our hedging policy.

In general, ARM assets have a maximum lifetime interest rate cap, or ceiling, meaning that each ARM asset contains a contractual maximum interest rate. Since our borrowings are not subject to equivalent interest rate caps, we have entered into interest rate cap agreements, or “Cap Agreements,” which have the effect of offsetting a portion of our borrowing costs above a specified level so that the net margin on our ARM assets will be protected in high interest rate environments. A Cap Agreement is a contractual agreement for which we pay a fee, which may at times be financed, typically to either a commercial bank or investment banking firm. Pursuant to the terms of the Cap Agreements owned as of March 31, 2003, we will receive cash payments if the applicable index, generally the three- or six-month LIBOR index, increases above certain specified levels, which range from 6.00% to 12.00% and average 9.73%. The fair value of these Cap Agreements generally increases when general market interest rates increase and decreases when market interest rates decrease, helping to partially offset changes in the fair value of our ARM assets related to the effect of the lifetime interest rate cap.

In addition, some ARM assets are subject to periodic caps. Periodic caps generally limit the maximum interest rate coupon change on any interest rate coupon adjustment date to either a maximum of 1.00% per semiannual adjustment or 2.00% per annual adjustment. The borrowings that we incur do not have similar periodic caps. We do not hedge against the risk of our borrowing costs rising above the periodic interest rate cap level on the ARM assets because the contractual future interest rate adjustments on the ARM assets will cause their interest rates to increase over time and reestablish the ARM assets’ interest rate to a spread over the then current index rate. As of March 31, 2003, $1.8 billion of our traditional ARM securities and traditional ARM loans have periodic caps, representing 15.0% of our total ARM assets.

We may enter into other hedging-type transactions designed to protect our borrowing costs or portfolio yields from interest rate changes. We may also purchase “interest only” mortgage derivative assets or other mortgage derivative products for purposes of mitigating risk from interest rate changes, although we have not, to date, entered into these types of transactions. We may also use from time to time futures contracts and options on futures contracts on the eurodollar, Federal Funds, Treasury bills and Treasury notes and similar financial instruments.

The hedging transactions that we currently use generally are designed to protect our net interest income during periods of changing market interest rates. We do not hedge for speculative purposes. Further, no hedging strategy can completely insulate us from risk, and certain of the federal income tax requirements that we must satisfy to qualify as a REIT may limit our ability to hedge, particularly with respect to hedging against periodic cap risk. We carefully monitor and may have to limit our hedging strategies to ensure that we do not realize excessive hedging income or hold hedging assets having excess value in relation to total assets.

Operating Restrictions

Our Board of Directors has established our operating and investing policies and strategies, and any revisions in such policies and strategies require the approval of our Board of Directors, including a majority of the unaffiliated directors. In general, our Board of Directors has the power to modify or alter such policies without the consent of our shareholders.

We have elected to qualify as a REIT for tax purposes. We have adopted certain compliance guidelines, which include restrictions on our acquisition, holding and sale of assets, thus limiting the investment strategies that we may employ. Substantially all the assets that we have acquired and will acquire for investment are expected to be real estate assets, or “Qualified REIT Assets,” as defined by the Internal Revenue Code of 1986, as amended, or the “Code.” Our whole loans and our ARM securities and other MBS fall within the definition of Qualified REIT Assets.

We closely monitor our purchases of ARM assets and the income from such assets, including from our hedging strategies, so that we maintain our qualification as a REIT at all times. We developed certain accounting systems and testing procedures with the help of qualified accountants and tax experts to facilitate our ongoing compliance with the REIT provisions of the Code.

We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended. If we were to become regulated as an investment company, our use of leverage would be substantially reduced. The Investment Company Act exempts entities that are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate,” or “Qualifying Interests.” Under current interpretation of the staff of the SEC, we must maintain at least 55% of our assets directly in Qualifying Interests as defined in the Code. We closely monitor our compliance with this requirement and we intend to maintain our exempt status. We have been able to maintain our exemption so far through the purchase of whole pool Agency Securities and privately issued ARM securities and loans that qualify for the exemption.

The Manager

As of June 20, 2003, we had no employees. Rather, the Manager provides our management and employees, subject to the supervision of our Board of Directors and under the terms of the Management Agreement discussed below.

The Management Agreement

We entered into the Management Agreement with the Manager for a ten-year term, with an annual review required. If we terminate the Management Agreement other than for cause, we must pay the Manager a minimum fee. The Management Agreement also provides that in the event a person or entity obtains more than 20% of our common stock, we are combined with another entity, or we terminate the Management Agreement other than for cause, we are obligated to acquire substantially all of the Manager’s assets through an exchange of shares with a value based on a formula tied to the Manager’s net profits. We have the right to terminate the Management Agreement upon the occurrence of certain specific events, including a material breach by the Manager of any provision contained in the Management Agreement.

The Manager at all times is subject to the supervision of our Board of Directors and has only such functions and authority as we may delegate to it. The Manager is responsible for our operations and performs all such services and activities relating to the management of our assets and operations. In addition, our wholly owned subsidiaries have entered into separate management agreements with the Manager for additional management services.

The Manager receives an annual base management fee based on average shareholders’ equity, adjusted for liabilities that are not incurred to finance assets, or “Average Shareholders’ Equity” or “Average Net Invested Assets,” as defined in the Management Agreement, payable monthly in arrears. The base management fee formula is subject to an annual increase based on any increase in the Consumer Price Index over the previous twelve-month period. The Manager is also entitled to receive as incentive compensation for each fiscal quarter an amount equal to 20% of our Net Income (as defined in the Management Agreement), before incentive compensation, in excess of the amount that would produce an annualized return on equity equal to 1% over the Ten Year U.S. Treasury Rate. The Management Agreement also requires us to reimburse the Manager for expenses it incurs related to acquiring, securitizing, selling, hedging, and servicing our portfolio of ARM loans. For further information regarding the base management fee, incentive compensation, reimbursable expenses and applicable definitions, see “Certain Relationships and Related Transactions” in our Proxy Statement filed on March 20, 2003 with the SEC.

Subject to the limitations set forth below, we pay all our operating expenses except those that the Manager is specifically required to pay under the Management Agreement. The operating expenses that the Manager is required to pay include the compensation of personnel who are performing management services for the Manager and the cost of office space, equipment and other personnel required for the management of our day-to-day operations. The expenses that we are required to pay include costs incident to the acquisition, disposition, securitization and financing of mortgage loans, the compensation and expenses of operating personnel, marketing expenses, regular legal and auditing fees and expenses, the fees and expenses of our directors, the costs of printing and mailing proxies and reports to shareholders, the fees and expenses of our custodian and transfer agent, if any, and the reimbursement of any obligation of the Manager for any New Mexico Gross Receipts Tax liability. The expenses we are required to pay, which are attributable to our operations, are limited to an amount per year equal to the greater of 2% of our Average Net Invested Assets or 25% of our Net Income for that year. The determination of Net Income for purposes of calculating the expense limitation is the same as for calculating the Manager’s incentive compensation except that it includes any incentive compensation payable for such period. The Manager must pay expenses in excess of such amount, unless the unaffiliated directors determine that, based upon unusual or non-recurring factors, a higher level of expenses is justified for such fiscal year. In that event, the Manager may recover such expenses in succeeding years to the extent that expenses in succeeding quarters are below the limitation of expenses. We are also required to pay expenses associated with litigation and other extraordinary or non-recurring expenses. Expense reimbursement is made monthly, subject to adjustment at the end of each year.

Expenses excluded from the expense limitation are those incurred in connection with the servicing of mortgage loans, the raising of capital, the acquisition and disposition of assets, interest expenses, taxes and license fees, non-cash costs and the incentive management fee.

Management

The following table sets forth the names and positions of our senior officers:

Name	Title/Position
Garrett Thornburg	Chairman of the Board of Directors and Chief Executive Officer, who is also the Chairman, the Chief Executive Officer and a director of the Manager
Larry A. Goldstone	President and Chief Operating Officer and a member of the Board of Directors, who is also a Managing Director of the Manager and the Chairman of TMHL
Richard P. Story

Executive Vice President, Chief Financial Officer and Treasurer and a member of the Board of Directors, who is also the Chief Accounting Officer and a

Managing Director of the Manager and the Chief Financial Officer of TMHL

Joseph H. Badal	Executive Vice President, Single Family Residential Lending and a member of the Board of Directors, who is also a Managing Director of the Manager and the Chief Executive Officer of TMHL
Ron Chicaferro	Senior Vice President, Correspondent and Retail Lending, who is also a Managing Director of the Manager and the President of TMHL
Maxine Swisa	Senior Vice President, Chief Information Officer, who is also a Managing Director of the Manager
Anne Beckett	Vice President, Operations Manager
Deborah Burns	Vice President, Mortgage Loan Securitization
Nathan S. Fellers	Vice President, Capital Markets, and Senior Portfolio Manager
Leanne L. Gallagher	Vice President, Investor Relations
Jane Starrett	Vice President and Controller

Mr. Thornburg has over 22 years of experience in the investment advisory industry and currently holds positions in the following entities (all of which are independent from the Company): sole Director and Treasurer of Thornburg Investment Management, Inc., or “TIM,” an investment advisory firm organized in 1982 which is advisor to the twelve Thornburg Mutual Funds, and Thornburg Securities Corporation, a registered broker-dealer that acts as a distributor of mutual funds managed by TIM; Trustee and Chairman of Trustees of Thornburg Investment Trust, a regulated investment company that is the issuer of nine of the twelve Thornburg Mutual Funds; and Director, Chairman and Treasurer of Thornburg Limited Term Municipal Fund, Inc., a regulated investment company. Mr. Thornburg is currently a member of the Board of Governors of the National Association of Real Estate Investment Trusts.

Mr. Goldstone has over 18 years of experience in the mortgage lending industry, working principally for savings and loan organizations, where, in various capacities, he has managed portfolios of MBS, utilized hedging techniques to mitigate interest rate risk within such portfolios, and overseen and participated in related mortgage management efforts. Mr. Story has over 29 years of experience in the mortgage lending industry, working primarily for savings and loan organizations, where he served in a variety of senior accounting and treasury management functions and, prior to 1993, served as Controller for San Diego’s largest health care provider. Mr. Badal has over 21 years of experience in the mortgage lending and real estate development industry and, prior to 2001, served as Senior Vice President of Residential Loan Production with Charter Mortgage Company in Albuquerque, New Mexico. Mr. Chicaferro has over 23 years of experience in the mortgage industry, having held a variety of positions involving mortgage lending, mortgage finance, correspondent lending and secondary marketing. Ms. Swisa has over 18 years of experience in the information technology profession, working mainly in the financial services industry, and, prior to joining us, was Director of Information Technology at a privately controlled real estate investment trust. Ms. Beckett has over 22 years of experience in the mortgage industry, working with savings and loans institutions, commercial banks, and a state housing agency, and has held a variety of positions in single and multifamily loan origination, secondary marketing, and loan portfolio management. Ms. Burns has over 21 years of experience in the investment management industry and, prior to 1998, served as Director of the Securities Division of TIAA-CREF, a private pension fund, where she worked for 10 years. Mr. Fellers, Chartered Financial Analyst, has over six years of experience in the mortgage industry and, prior to joining us, served as Investment Officer at the Federal Home Loan Bank of Seattle. Ms. Gallagher has over 10 years of shareholder relations and capital markets experience and, prior to joining us in 2000, was a Vice President in the Capital Markets Group of a leading international real estate operating and investment management company. Ms. Starrett has over 20 years of accounting and financial reporting experience and, prior to joining us, was Vice President and Controller of a family of publicly-held venture capital funds.

Non-Employee Directors

The following table sets forth the names and current affiliations of our non-employee directors:

Name	Affiliation
David A. Ater	Ater & Associates—President Grubb & Ellis/Lewinger-Hamilton, Inc.—Owner and Broker
Ike Kalangis	Business consultant Boatmen’s Sunwest, Inc.—former Chairman, President and Chief Executive Officer
Owen M. Lopez	McCune Charitable Foundation—Executive Director
James H. Lorie	University of Chicago—Eli B. and Harriet B. Williams Professor Emeritus of Business Administration in the Graduate School of Business
Francis I. Mullin, III	Triumfo Property LLC—General Partner
Stuart C. Sherman	S.C. Sherman & Company, Inc.—President American Southwest Development Company, Inc.—President

SUMMARY OF OUR FINANCIAL CONDITION

Critical Accounting Policies

Our financial statements are prepared in conformity with generally accepted accounting principles, many of which require the use of estimates and assumptions. In accordance with recent SEC guidance, those material accounting policies that we believe are the most critical to an investor’s understanding of our financial results and condition and require complex management judgment have been expanded and discussed below.

•	Fair Value. We record our ARM securities, Cap Agreements, Swap Agreements and Eurodollar Transactions at fair value. These fair values are generally based on market prices provided by certain dealers who make markets in these financial instruments or third-party pricing services. If the fair value of an ARM security or other financial instrument is not reasonably available from a dealer or a third-party pricing service, management estimates the fair value. This requires management judgment in determining how the market would value a particular ARM security based on characteristics of the security we receive from the issuer and available market information. The fair values reported reflect estimates and may not necessarily be indicative of the amounts we could realize in a current market exchange.

•	Basis Adjustments on ARM Securities. In general, we securitize all of our loans and retain the resulting securities in our ARM portfolio. At the time of securitization, we obtain a credit review of the loans being securitized by one or more of the Rating Agencies. Based on this review, a determination is made, which requires management judgment regarding the expected losses to be realized in the future and we adjust the basis of the securities to their expected realizable value. This is referred to as a “basis adjustment.” In doing so, we establish an account, similar to a loss reserve, to absorb the expected credit losses. The actual losses could be more or less than the amount estimated by management at the time of securitization. Therefore, we monitor the delinquencies and losses on the underlying mortgage loans backing our ARM securities. If the credit performance of the underlying mortgage loans is not as expected, we make a provision for additional probable credit losses at a level deemed appropriate by management to provide for estimated losses inherent in our ARM securities portfolio. Any such provision is based on management’s assessment of numerous factors affecting our portfolio of ARM assets including, but not limited to, current economic conditions, delinquency status, credit losses to date on underlying mortgages and remaining credit protection. The basis adjustment for ARM securities is made by reducing the cost basis of the individual security for the decline in fair value, which is other than temporary, and the amount of such write-down is recorded as a realized loss, thereby reducing earnings.

•	Loan Securitization. For financial statement purposes, we do not account for any of our loan securitizations as sales since we retain the beneficial and economic interests of the loans.

•	Revenue Recognition. Interest income on ARM assets is a combination of accruing interest based on the outstanding balance and contractual terms of the assets and the amortization of yield adjustments using generally accepted interest methods, principally the amortization of purchase premiums and discounts. Premiums and discounts associated with the purchase of ARM assets are amortized into interest income over the lives of the assets using the effective yield method adjusted for the effects of estimated prepayments. Estimating prepayments and estimating the remaining lives of our ARM assets requires management judgment, which involves consideration of possible future interest rate environments and an estimate of how borrowers will behave in those environments. The actual lives could be more or less than the amount estimated by management at the time of purchase of the ARMs.

Financial Condition

At March 31, 2003, we held total assets of $12.4 billion, $12.0 billion of which consisted of ARM assets, as compared to $10.5 billion of total assets and $10.3 billion of ARM assets at December 31, 2002. Since commencing operations, we have primarily purchased either ARM securities (backed by agencies of the U.S. government or government-sponsored or federally chartered corporations or privately-issued, generally publicly registered, mortgage assets, most of which are rated “AA” or higher by at least one of the Rating Agencies), or ARM loans generally originated to “A” quality underwriting standards. At March 31, 2003, 89.4% of our assets, including cash and cash equivalents, were High Quality assets, far exceeding our investment policy minimum requirement of investing at least 70% of our total assets in High Quality ARM assets and cash and cash equivalents. Of the ARM assets we owned as of March 31, 2003, 96.9% were in the form of adjustable rate pass-through certificates or ARM loans. The remainder were floating rate classes of CMOs (2.0%), or investments in floating rate classes of collateralized bond obligations, or “CBOs” (1.1%) backed primarily by ARM MBS.

The following table presents a schedule of ARM assets owned at March 31, 2003 and December 31, 2002 classified by High Quality and Other Investment assets and further classified by type of issuer and by ratings categories:

ARM Assets by Issuer and Credit Rating

(Dollar amounts in thousands)

	March 31, 2003			December 31, 2002
	Carrying Value		Portfolio Mix	Carrying Value		Portfolio Mix
High Quality:
Agency Securities	$2,571,004		21.4%	$2,682,555		26.0%
Privately Issued:
AAA/Aaa Rating	7,747,637	(1)	64.5	6,409,860	(1)	62.0
AA/Aa Rating	377,966		3.2	394,096		3.8

Total Privately Issued	8,125,603		67.7	6,803,956		65.8

Total High Quality	10,696,607		89.1	9,486,511		91.8

Other Investment:
Privately Issued:
A Rating	77,861		0.6	63,198		0.6
BBB/Baa Rating	36,416		0.3	31,657		0.3
BB/Ba Rating and Other	46,181	(1)	0.4	44,060	(1)	0.4
ARM loans pending securitization	1,152,372	(2)	9.6	709,787		6.9

Total Other Investment	1,312,830		10.9	848,702		8.2

Total ARM Portfolio	$12,009,437		100.0%	$10,335,213		100.0%

(1)	The AAA Rating category includes $261.3 million of whole loans as of December 31, 2002 that have been credit enhanced to AAA by a combination of an insurance policy purchased from a third party and an unrated subordinated certificate retained in the amount of $31.7 million as of December 31, 2002. The subordinated certificate is included in the “BB/Ba Rating and Other” category. In connection with long-term secured debt called on January 25, 2003, the underlying collateral is not included in the above table as of March 31, 2003.
(2)	On April 3, 2003, approximately $801.0 million of ARM loans pending securitization were transferred to Thornburg Mortgage Securities Trust 2003-2 and were securitized. Also included in the April 3, 2003 securitization were $259.9 million of ARM loans, which had collateralized the long-term secured debt called on January 25, 2003.

As of March 31, 2003 and December 31, 2002, we had reduced the carrying value of our securitized ARM loans by $15.2 million and $13.8 million, respectively, due to estimated credit losses (other than temporary declines in fair value). In addition, we had reduced the cost basis of other ARM securities by $1.3 million and $858.8 thousand, as of the same dates, respectively, related to Other Investments that we purchased at a discount that included an estimate of credit losses.

As of March 31, 2003, 10 of the 11,252 loans in our ARM loan portfolio were considered seriously delinquent (60 days or more delinquent) and had an aggregate balance of $4.8 million. At March 31, 2003, the ARM loan portfolio included no real estate-owned properties that we acquired as the result of foreclosure procedures. The average original effective loan-to-value ratio on the delinquent loans was approximately 64%. We believe that our current level of basis adjustments and allowance for loan losses is more than adequate to cover estimated losses from these loans and properties.

The following table presents a summary of the basis adjustments on our securitized ARM loans, the basis adjustments on our purchased ARM securities and the allowance for losses on our ARM loans (dollar amounts in thousands):

	Basis Adjustments		Allowance for Losses	Total
	Thornburg Securitized ARM Loans	Purchased ARM Securities	ARM Loans
Balance, December 31, 2002	$13,764	$859	$100	$14,723
Basis adjustment recorded at time of loan securitization or security acquisition	1,462	436	—	1,898
Charge-offs	—	(49)	—	(49)
Recoveries	—	53	—	53

Balance, March 31, 2003	$15,226	$1,299	$100	$16,625

The following table classifies our portfolio of ARM and short-term mortgage assets by type of interest rate index:

ARM and Short-Term Mortgage Assets by Index

(Dollar amounts in thousands)

	March 31, 2003		December 31, 2002
	Carrying Value	Portfolio Mix	Carrying Value	Portfolio Mix
Traditional ARM assets:
Index:
One-month LIBOR	$450,137	3.8%	$576,837	5.6%
Three-month LIBOR	124,693	1.0	187,624	1.8
Six-month LIBOR	1,067,368	8.9	834,709	8.1
Six-month Certificate of Deposit	84,373	0.7	93,064	0.9
Six-month Constant Maturity Treasury	4,980	0.0	10,752	0.1
One-year Constant Maturity Treasury	1,204,211	10.0	1,095,945	10.6
Cost of Funds	57,845	0.5	68,165	0.6

	2,993,607	24.9	2,867,096	27.7

Hybrid ARM assets	9,015,830	75.1	7,468,117	72.3

	$12,009,437	100.0%	$10,335,213	100.0%

The ARM portfolio had a current weighted average coupon of 4.81% at March 31, 2003. This consisted of an average coupon of 5.04% on the hybrid ARM portion of the portfolio and an average coupon of 3.93% on the traditional ARM portion of the portfolio. If the portfolio had been “fully indexed,” the weighted average coupon of the portfolio would have been approximately 4.66%, based upon the current composition of the portfolio and the applicable indices. Additionally, if the traditional ARM portion of the portfolio had been “fully indexed,” the weighted average coupon of that portion of the portfolio would have been approximately 3.31%, also based upon the current composition of the portfolio and the applicable indices. The term “fully indexed” refers to an ARM asset that has an interest rate that is currently equal to its applicable index plus a margin to the index that is specified by the terms of the ARM asset. The average interest rate on the total portfolio is expected to decrease during 2003 until it reaches the “fully indexed” rate.

As of December 31, 2002, the ARM portfolio had a current weighted average coupon of 4.99%. This consisted of an average coupon of 5.23% on the hybrid ARM portion of the portfolio and an average coupon of 4.27% on the rest of the portfolio. If the traditional ARM portion of the portfolio had been “fully indexed,” the weighted average coupon of the ARM portfolio would have been approximately 4.82%, based upon the composition of the portfolio and the applicable indices at that time.

At March 31, 2003, the current yield of the ARM assets portfolio was 4.35%, compared to 4.63% as of December 31, 2002. The decrease in the yield of 0.28% as of March 31, 2003, compared to December 31, 2002, is due to the decreased weighted average interest rate coupon discussed above, which decreased by 0.18% and a higher level of net premium amortization, which had the effect of decreasing the yield by 0.06%. Additionally, the relative level of non-interest earning principal payments receivables also decreased the portfolio yield by 0.04%.

The ARM asset portfolio had an average term to the next repricing date of 3.2 years as of March 31, 2003, compared to 2.8 years as of December 31, 2002. The traditional ARM asset portion of the portfolio had an average term to the next repricing date of 71 days and the hybrid ARM asset portion had an average term to the next repricing date of 4.1 years at March 31, 2003. As of March 31, 2003, hybrid ARM assets comprised 75.1% of the total ARM asset portfolio, compared to 72.3% as of the end of 2002. We attempt to mitigate our interest rate risk by funding our ARM assets with borrowings with maturities approximately matching the interest rate adjustment periods on our ARM assets. Therefore, some of our borrowings bear variable or short-term (one year or less) fixed interest rates because a portion of our ARM assets have interest rates that adjust within one year. However, we finance our hybrid ARM portfolio with borrowings hedged with Swap Agreements and Eurodollar Transactions that fix the interest rate on the borrowings such that the duration difference of the fixed interest rate period of the hybrid ARM portfolio and the associated fixed-rate liabilities is one year or less. Duration is a calculation that measures the expected price volatility of financial instruments based on changes in interest rates. By maintaining a duration difference of less than one year, the price change of our hybrid ARM portfolio is expected to be a maximum of 1% for a 1% parallel shift in interest rates, net of the fair value change of our Swap Agreements and other borrowings funding our hybrid ARM portfolio. A lower duration indicates a lower expected volatility of earnings given future changes in interest rates. As of March 31, 2003, the duration difference applicable to our hybrid ARM portfolio was approximately two months.

The following table presents various characteristics of our traditional ARM and hybrid ARM loan portfolio as of March 31, 2003. This information pertains to loans held for securitization, loans held as collateral for long-term secured debt and loans securitized for our own portfolio for which we retained credit loss exposure. The combined amount of the loans included in this information is $4.6 billion.

Traditional ARM and Hybrid ARM Loan Portfolio Characteristics

	Average	High	Low
Original loan balance	$419,337	$6,000,000	$31,000
Unpaid principal balance	$465,952	$6,000,000	$273
Coupon rate on loans	5.01%	9.13%	1.78%
Pass-through rate	4.82%	8.73%	1.76%
Pass-through margin	1.91%	3.48%	0.23%
Lifetime cap	11.11%	18.00%	6.00%
Original term (months)	359	480	168
Remaining term (months)	343	479	40

Geographic distribution (top 5 states):		Property type:
California	25.8%	Single-family	86.3%
Georgia	14.0	Condominium	8.4
Colorado	7.6	Other residential	5.3
New York	6.5
Florida	5.0

Occupancy status:		ARM Interest Rate Caps: Initial Cap on Hybrid loans:
Owner occupied	85.8%	3.00% or less	5.4%
Second home	11.6	3.01%-4.00%	14.1
Investor	2.6	4.01%-5.00%	35.3
		5.01%-6.00%	12.7

Documentation type:		Periodic Cap on Traditional ARM loans:
Full/Alternative	93.8%	None	18.2%
Other	6.2	1.00% or less	11.6
		Over 1.00%	2.7

Loan purpose:
Purchase	32.1%	Percent of loan balances that are interest only:	80.6	%(1)
Cash out refinance	29.5
Rate & term refinance	38.4

Effective original loan-to-value:		FICO scores:
90.01% and over (3)	0.7%	801 and over	2.6%
80.01%-90.00% (3)	2.0	751 to 800	40.6
70.01%-80.00%	39.5	701 to 750	34.4
60.01%-70.00%	25.4	651 to 700	18.7
50.01%-60.00%	13.9	601 to 650	3.2
50.00% or less	18.5	600 or less	0.5
Average effective original loan-to-value:	66.6%	Average FICO score	737	(2)

(1)	The average effective original loan-to-value on interest only loans is 66.5%.
(2)	FICO is a credit score, ranging from 300 to 850, based upon the credit evaluation methodology developed by Fair, Isaac and Company, a consulting firm specializing in creating credit evaluation models.
(3)	All loans with an effective original loan-to-value ratio over 80% have mortgage insurance.

As of March 31, 2003 and December 31, 2002, we serviced $2.6 billion and $2.0 billion of our loans, respectively, and had 6,017 and 4,778 customer relationships, respectively. We hold all of the loans that we service in our portfolio in the form of securitized loans or loans to be securitized for our portfolio. We have not retained or capitalized any servicing rights on loans sold.

During the quarter ended March 31, 2003, we purchased $1.6 billion of ARM securities, 99.3% of which were High Quality assets, and $1.2 billion of ARM loans, generally originated to “A” quality underwriting standards. Of the ARM assets acquired during the three months ended March 31, 2003, 88.9% were hybrid ARM assets, 11.0% were indexed to LIBOR and less than 1% were indexed to U.S. Treasury bill rates. The following table compares our ARM asset acquisition and origination activity for the consecutive quarters ended March 31, 2003 and December 31, 2002 (dollar amounts in thousands):

	For the quarters ended:
	March 31, 2003	December 31, 2002
ARM securities:
Agency Securities	$193,008	$425,668
High Quality, privately issued	1,440,240	1,014,293
Other privately issued	12,292	—

	1,645,540	1,439,961

Loans:
Bulk acquisitions	341,423	114,615
Correspondent purchases	762,850	686,195
Direct retail originations	100,216	144,025

	1,204,489	944,835

Total production	$2,850,029	$2,384,796

Since 1997, we have emphasized purchasing traditional ARM and hybrid ARM assets, high quality, floating rate collateralized mortgages and short term, fixed rate securities at substantially lower prices relative to par in order to reduce the potential impact of rapid prepayments. In doing so, the average premium that we paid for ARM assets acquired in the first three months of 2003 and for the year 2002 was 0.92% and 0.86% of par, respectively, as compared to 3.29% of par in 1997 when we emphasized the purchase of seasoned ARM assets. In part, as a result of this strategy, the book price of our ARM assets, excluding unrealized gains and losses, was 101.03% of par as of March 31, 2003, down from 102.77% of par as of the end of 1997. This is a non-GAAP measurement that provides the average amount of cash we have paid, net of amortization we have expensed, for the assets we hold in our ARM portfolio above par. We amortize the amount above 100% of par over the expected life of the ARM assets. However, our ARM assets can be paid off at any time, which is why we provide this non-GAAP measurement. The book price, including unrealized gains and losses, was 101.44% at March 31, 2003, compared to 101.45% at December 31, 2002.

During the quarter ended March 31, 2003, we securitized $774.5 million of our ARM loans into a series of privately issued multi-class ARM securities, all of the economic classes of which we retained for our ARM portfolio. We securitize the ARM loans that we acquire into ARM securities for our own portfolio in order to reduce the cost of financing the portfolio and in order to enhance the high quality and highly liquid characteristics of our portfolio, thereby improving our access to mortgage finance markets. In doing so, we retain all of the economic interest and risk of the loans. Of the loans that we securitized during the first quarter of 2003, 99.8% were rated at least Investment Grade and 0.2% were related below Investment Grade and provided credit support to the Investment Grade securities.

On January 25, 2003, we called the long-term secured debt, which had an outstanding balance of $255.4 million at December 31, 2002. We re-securitized the mortgage loans collateralizing the long-term secured debt in a new loan securitization in April 2003 and continue to hold these assets in our portfolio.

As of March 31, 2003, we had commitments to purchase $331.2 million of ARM securities, $202.3 million of ARM loans through wholesale channels and $568.7 million of ARM loans through retail channels.

We sold $50.1 million of ARM securities for no gain or loss during the quarter ended March 31, 2002. In addition, we sold $3.7 million of loans for a gain of $3.0 thousand. There were no sales of ARM assets during the quarter ended March 31, 2003.

For the quarter ended March 31, 2003, our mortgage assets paid down at an approximate average annualized Constant Paydown Rate, or “CPR,” of 32%, compared to 34% for the quarter ended March 31, 2002 and 37% for the quarter ended December 31, 2002. When prepayment experience increases, we have to amortize our premiums over a shorter time period, resulting in a reduced yield to maturity on our ARM assets. Conversely, if actual prepayment experience decreases, we would amortize the premium over a longer time period, resulting in a higher yield to maturity. We monitor our prepayment experience on a monthly basis in order to adjust the amortization of the net premium, as appropriate.

The amount of the adjustment to the fair value on the ARM assets classified as available-for-sale improved from a positive adjustment of $44.7 million as of December 31, 2002, to a positive adjustment of $48.5 million as of March 31, 2003. All of our ARM securities are classified as available-for-sale and are carried at their fair value.

Our ARM assets generally have a maximum lifetime interest rate cap or ceiling, meaning that each ARM asset contains a contractual maximum interest rate. Since our borrowings are not subject to equivalent interest rate caps, we have entered into Cap Agreements that have the effect of offsetting a portion of our borrowing costs above a specified level so that the net margin on our ARM assets will be protected in high interest rate environments. As of March 31, 2003, our ARM assets had an average lifetime interest rate cap of 11.60%, far exceeding the current level of interest rates. At March 31, 2003, our Cap Agreements had a remaining notional balance of $1.2 billion with an average final maturity of 1.2 years, compared to a remaining notional balance of $1.8 billion with an average final maturity of 1.0 year at December 31, 2002. At March 31, 2003, the fair value of our Cap Agreements was $74.1 thousand compared to a fair value of $84.7 thousand as of December 31, 2002. Pursuant to the terms of the Cap Agreements, we will receive cash payments if the one month or three month LIBOR indices increase above certain specified levels, which range from 6.00% to 12.00% and average approximately 9.73%. Due to the current low level of interest rates, we have decided not to purchase additional Cap Agreements at this time, but will reevaluate this policy on an ongoing basis.

We enter into interest rate Swap Agreements and Eurodollar Transactions in order to manage our interest rate exposure when financing our ARM assets. We generally borrow money based on short term interest rates, either by entering into short term fixed-rate borrowings with maturity terms ranging from one month to three months, or by entering into variable-rate borrowings with longer maturity terms of six months to two years that reprice based on a frequency ranging from one month to three months. Our traditional ARM assets generally have interest rates that reprice based on frequency terms of one to twelve months. Our hybrid ARM assets generally have an initial fixed interest rate period of three to ten years. As a result, our existing and forecasted borrowings reprice to a new interest rate on a more frequent basis than these ARM assets. When we enter into a Swap Agreement, we agree to pay a fixed rate of interest and to receive a variable interest rate based on LIBOR. We generally enter into Swap Agreements and Eurodollar transactions that have notional balances that decline over time in approximate relation to the expected paydown of our hybrid ARM assets. Both Swap Agreements and Eurodollar Transactions have the effect of converting our variable rate debt into fixed rate debt over the life of the Swap Agreements and Eurodollar Transactions. We use Swap Agreements and Eurodollar Transactions as a cost effective way to lengthen the average repricing period of our variable rate and short term borrowings such that the duration of our borrowings more closely matches the duration of our ARM assets. The relative balances and duration of our hybrid ARM assets and our Swap Agreements and Eurodollar Transactions are monitored on a continual basis in order to manage the duration mismatch within our policy limits.

As of March 31, 2003, we had entered into Swap Agreements and Eurodollar Transactions that together had an aggregate current notional balance of $6.4 billion. In addition, we have also entered into a delayed Swap Agreement with a notional balance of $500.0 million that becomes effective in August 2003. These Swap Agreements and Eurodollar Transactions hedged our short-term financing during the fixed interest rate period of the hybrid ARM assets we held in our portfolio and had a weighted average maturity of 2.7 years. The combined weighted average fixed rate payable of the Swap Agreements and Eurodollar Transactions was 3.46% and 3.74% at March 31, 2003 and December 31, 2002, respectively. As a result of entering into these Swap Agreements and Eurodollar Transactions, we have reduced the interest rate variability of our cost to finance our hybrid ARM assets. The average remaining fixed rate term of our hybrid ARM assets as of March 31, 2003 was 4.1 years. Furthermore, the net duration of hybrid ARM assets and associated borrowings, Swap Agreements and Eurodollar Transactions funding hybrid ARM assets, as of March 31, 2003, was approximately 2 months.

In accordance with Financial Accounting Standards No. 133, or “FAS 133,” we designate all of these Swap Agreements as cash flow hedges and, as of March 31, 2003, carry them on the balance sheet as a liability with a fair value of $147.7 million including accrued interest. As of March 31, 2003, the fair value adjustment for Swap Agreements was a decrease to “Accumulated other comprehensive income” in the amount of $142.5 million. The Swap Agreements and the short-term borrowings they hedge have nearly identical terms and characteristics with respect to the applicable index and interest rate repricing dates, and we have calculated the effectiveness of this cash flow hedge to be approximately 100%. As a result, we have recorded all changes in the unrealized gains and losses on Swap Agreements in “Accumulated other comprehensive income” and we have reclassified all such changes to earnings as interest expense is recognized on our hedged borrowings.

Also, in accordance with FAS 133, we designate all of the Eurodollar Transactions as cash flow hedges and, as of March 31, 2003, carry them on the balance sheet as a liability with a fair value of $11.0 million. The Eurodollar Transactions hedge the change in the three-month LIBOR interest rate index and we have also entered into short-term borrowings indexed to three-month LIBOR with re-pricing dates that correspond to the valuation dates of the Eurodollar Transactions. As a result, there has not been any measurable ineffectiveness from this activity and, therefore, the gains and losses from this activity have been recorded in “Accumulated other comprehensive income” and will be reclassified to earnings as interest expense is recognized on our hedged short-term borrowings.

Results of Operations For the Three Months Ended March 31, 2003

For the quarter ended March 31, 2003, our net income was $39.1 million, or $0.67 per share, Basic and Diluted EPS, based on a weighted average of 55,631,000 and 58,391,000 shares outstanding, respectively. That compares to $24.3 million, or $0.62 per share (Basic and Diluted EPS) for the quarter ended March 31, 2002, based on a weighted average of 36,417,000 shares outstanding, an 8% increase in our earnings per share.

Our return on average common equity was 16.23% for the quarter ended March 31, 2003 compared to 16.56% for the quarter ended March 31, 2002.

Net interest income increased by $20.4 million. This increase in net interest income is both a favorable rate variance and a favorable volume variance. As a result of the yield on our interest-earning assets decreasing to 4.42% during the first quarter of 2003 from 4.95% during the same period of 2002, a decrease of 0.53%, while our cost of funds decreased to 2.81% from 3.31% during the same time period, a decrease of 0.50%, there was a net unfavorable rate variance of $2.3 million. This was primarily due to an unfavorable rate variance on our ARM assets portfolio and other interest-earning assets that decreased net interest income by $8.6 million, partially offset by a favorable rate variance on our borrowings in the amount of $6.3 million. The potential volatility in the rate variance is reduced through our use of hedging instruments and the net improvement in interest income is primarily a result of the benefits resulting from the issuance of additional common equity and the investments opportunities we have pursued in our ARM asset portfolio as a result of this growth. The increased average size of our portfolio during the first quarter of 2003 compared to the same period in 2002 increased net interest income in the amount of $22.7 million. The average balance of our interest-earning assets was $11.1 billion during the first quarter of 2003, compared to $6.4 billion during the same period of 2002—an increase of 73.6%.

We recorded hedging expense during the first quarter of 2003 of $177.1 thousand. At March 31, 2003, the fair value of our Cap Agreements was $74.1 thousand compared to a fair value of $84.7 thousand as of December 31, 2002, a decrease in fair value of $10.6 thousand. Since we are not currently applying hedge accounting to our Cap Agreements, we recorded this change in fair value of the Cap Agreements as hedging expense during the quarter ended March 31, 2003. Additionally, during the first quarter of 2003, we incurred hedging expenses of $17.3 thousand related to Eurodollar Transactions and also reclassified to earnings $149.2 thousand of the transition adjustment recorded in “Accumulated other comprehensive income” on January 1, 2001, in connection with the implementation of FAS 133. During the first quarter of 2002, we recorded hedging expense of $313.6 thousand. At March 31, 2002, the fair value of our Cap Agreements was $212.0 thousand.

Since we began acquiring whole loans in 1997, we have only experienced losses on three loans, for a total amount of $174.0 thousand. We continue to evaluate our estimated credit losses on loans prior to their securitization and we may readjust our current policy if the circumstances warrant. As of March 31, 2003, our whole loans, including those that we have securitized, but with respect to which we have retained credit loss exposure, accounted for 39.1% of our portfolio of ARM assets or $4.6 billion.

For the quarter ended March 31, 2003, our ratio of operating expenses to average assets was 0.47%, compared to 0.44% for the same period in 2002, and 0.49% for the quarter ended December 31, 2002. The most significant single increase to our expenses was the performance-based fee of $6.2 million that the Manager earned during the first quarter of 2003 as a result of our achieving a return on shareholders’ equity in excess of the threshold as defined in the Management Agreement with the Manager. Our return on equity prior to the effect of the performance-based fee was 18.91%, whereas the threshold, the average 10-year treasury rate plus 1%, was 4.92%. Our other expenses increased by approximately $3.1 million from the first quarter of 2002 to the first quarter of 2003, primarily due to the operations of TMHL, expenses associated with our issuance of Dividend Equivalent Rights, or “DERs,” and Phantom Stock Rights, or “PSRs,” and other corporate matters. TMHL’s operations accounted for $789.2 thousand of this increase, and our issuance of DERs and PSRs accounted for $1.1 million of the increase. Our expense ratios are among the lowest of any company originating and investing in mortgage assets, giving us what we believe to be a significant competitive advantage over more traditional mortgage portfolio lending institutions, such as banks and savings and loan institutions. Further, many of these expenses are performance based, implying that a change in return on equity will affect these expenses. This competitive advantage enables us to operate with less credit and interest rate risk, and still generate an attractive long-term return on equity when compared to more traditional mortgage portfolio lending institutions.

We pay the Manager an annual base management fee, generally based on average shareholders’ equity as defined in the Management Agreement, payable monthly in arrears as follows: 1.20% of the first $300 million of average shareholders’ equity, plus 0.88% of average shareholders’ equity above $300 million, subject to an annual inflation adjustment based on changes in the Consumer Price Index. Since the management fee is based on shareholders’ equity and not assets, the fee increases as we raise additional equity capital and thereby manage a larger amount of invested capital on behalf of our shareholders. In order for the Manager to earn a performance fee, the rate of return on the shareholders’ investment, as defined in the Management Agreement, must exceed the average 10-year U.S. Treasury rate during the quarter plus 1%.

Liquidity and Capital Resources

Our primary source of funds for the quarter ended March 31, 2003 consisted of reverse repurchase agreements totaling $10.1 billion and whole loan financing facilities of $1.1 billion. Our other significant sources of funds for the quarter ended March 31, 2003 consisted primarily of payments of principal and interest from our ARM assets of $1.3 billion. In the future, we expect our primary sources of funds to continue to consist of borrowed funds under reverse repurchase agreement transactions with one to twelve month maturities, funds borrowed from whole loan financing facilities, capital market financing transactions collateralized by traditional ARM and hybrid ARM loans, proceeds from monthly payments of principal and interest on our ARM assets portfolio, proceeds from sales of new unsecured debt or equity and occasional asset sales. Our liquid assets generally consist of unpledged ARM assets, cash and cash equivalents.

Total borrowings outstanding at March 31, 2003 had a weighted average effective cost of 1.52%. The reverse repurchase agreements had a weighted average remaining term to maturity of 4.5 months, although we utilize Swap Agreements and Eurodollar Transactions to extend the re-pricing characteristic of total borrowings to 1.6 years. In January 2003, we called the long-term secured debt. We re-securitized the loan collateral securitizing this debt in a new long-term secured debt securitization in April 2003 and continue to hold these assets in our portfolio. The whole loan financing facilities are committed facilities that mature in November 2003, January 2004 and March 2004. As of March 31, 2003, $6.8 billion of our borrowings were variable rate term reverse repurchase agreements. Term reverse repurchase agreements are committed financings with original maturities that range from six to 24 months. The interest rates on these term reverse repurchase agreements are indexed to either the one- or three-month LIBOR rate, and reprice accordingly. The interest rates on the whole loan financing facilities are indexed to the one-month LIBOR index and are subject to either daily or monthly adjustment.

We have arrangements to enter into reverse repurchase agreements with 23 different financial institutions and on March 31, 2003, had borrowed funds with 15 of these firms. Because we borrow money under these agreements based on the fair value of our ARM assets, and because changes in interest rates can negatively impact the valuation of ARM assets, our borrowing ability under these agreements may be limited and lenders may initiate margin calls in the event interest rates change or the value of our ARM assets decline for other reasons. External disruptions to credit markets might also impair access to additional liquidity and, therefore, we might be required to sell certain mortgage assets in order to maintain liquidity. If required, such sales might be at prices lower than the carrying value of the assets, which would result in losses. We had adequate liquidity throughout the quarter ended March 31, 2003. We believe we will continue to have sufficient liquidity to meet our future cash requirements from our primary sources of funds for the foreseeable future without needing to sell assets.

As of March 31, 2003, we had entered into three whole loan financing facilities. We borrow money under these facilities based on the fair value of the ARM loans pledged to secure these facilities. Therefore, the amount of money available to us under these facilities is subject to margin call based on changes in fair value, which can be negatively affected by changes in interest rates and other factors, including the delinquency status of individual loans. One of the whole loan financing facilities has a committed borrowing capacity of $600 million and matures in January 2004. The other two facilities have a borrowing capacity of $300 million each and mature in November 2003 and March 2004. We expect to renew these facilities. As of March 31, 2003, we had $1.1 billion borrowed against these whole loan financing facilities, at an effective cost of 1.99%.

During February 2003, we completed a public offering of 3,473,500 shares of common stock and received net proceeds of $65.9 million under our shelf registration statement on Form S-3 that was declared effective by the SEC on August 30, 2002. During the quarter ended March 31, 2003, we also issued 1,449,300 shares of common stock through “at-market” transactions under a controlled equity program under the August 2002 shelf registration statement and received net proceeds of $29.1 million. As of March 31, 2003, $25.1 million and $243.8 million of our registered securities remained available for future issuance and sale under our currently effective July 2001 and August 2002 shelf registration statements, respectively.

We have a Dividend Reinvestment and Stock Purchase Plan, or the “DRSPP,” designed to provide a convenient and economical way for existing shareholders to automatically reinvest their dividends in additional shares of our common stock, and for new and existing shareholders to purchase shares at a discount to the current market price of the common stock, as defined in the DRSPP. During the quarter ended March 31, 2003, we issued 1,384,846 shares of common stock under the DRSPP and received net proceeds of $27.2 million.

On April 3, 2003, approximately $1.1 billion of mortgage loans from our ARM loan portfolio were transferred to Thornburg Mortgage Securities Trust 2003-2 and were securitized. Approximately $1.0 billion of the securities issued in connection with this securitization were sold to third-party investors in the form of “AAA”-rated floating rate pass-through certificates. This transaction will be accounted for as a financing of our loans and represents long-term secured non-recourse financing for our portfolio.

On June 4, 2003, we completed a securitization of $772.0 million of loans from our ARM loans portfolio and 99.8% of the resulting securities were rated at least Investment Grade. We continue to retain all of these securities in our ARM portfolio.

THE EXCHANGE OFFER

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We are offering to issue new registered 8% senior notes due 2013 in exchange for a like principal amount of our outstanding 8% senior notes due 2013. We may extend, delay or terminate the exchange offer. Holders of outstanding notes who wish to exchange their notes will need to complete the exchange offer documentation related to the exchange.

Purpose and Effect of the Exchange Offer

We sold the outstanding notes in transactions that were exempt from or not subject to the registration requirements under the Securities Act. Accordingly, the outstanding notes are subject to transfer restrictions. In general, you may not offer or sell the outstanding notes unless either they are registered under the Securities Act or the offer or sale is exempt from or not subject to registration under the Securities Act and applicable state securities laws.

In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchaser of the outstanding notes. In that agreement, we agreed to file a registration statement relating to an offer to exchange the outstanding notes for new notes not later than 45 days after the date we issued the outstanding notes and to use our best efforts to have it declared effective within 140 days after the date we issued the outstanding notes. We also agreed to complete the exchange offer no later than 40 days following the date on which the registration statement is declared effective. We are offering the new notes under this prospectus to satisfy those obligations under the registration rights agreement.

If we fail to comply with deadlines for completion of the exchange offer, we will be required to pay additional interest to holders of the outstanding notes.

Based on interpretations of the SEC staff in “no action letters” issued to third parties, we believe that each new note issued under the exchange offer may be offered for resale, resold and otherwise transferred by you, the holder of that new note, without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate,” as defined Rule 405 under the Securities Act;

•	you acquire such new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of new notes.

However, the SEC has not considered the legality of our exchange offer in the context of a “no action letter,” and there can be no assurance that the staff of the SEC would make a similar determination with respect to our exchange offer as it has in other interpretations to other parties.

If you tender outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you:

•	cannot rely on these interpretations by the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, the resale by any holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the holder’s information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Failure to comply with the registration and prospectus delivery requirements by a holder subject to these requirements could result in that holder incurring liability for which it is not indemnified by us. With respect to broker-dealers, only those that acquired the outstanding notes for their own account as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes acquired as a result of market-making activities or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus in connection with any resale of such notes. We have agreed to make this prospectus available in connection with resales of the new notes by broker-dealers for 180 days after the consummation of the exchange offer. Please see “Plan of Distribution” for more details regarding the transfer of new notes.

Under the terms of the registration rights agreement, we may be required to file a shelf registration statement to permit specified holders of outstanding notes to resell their notes periodically without being limited by transfer restrictions applicable to the outstanding notes. We may be required to file a shelf registration statement to cover resales of the outstanding notes only if:

•	we are not permitted to effect the exchange offer because it is not permitted by applicable law or SEC policy;

•	the exchange offer is not consummated by the 180th day after the date we issued the outstanding notes;

•	the initial purchaser of the outstanding notes, after the consummation of the exchange offer, holds notes not eligible to be exchanged and requests us to include the notes in a shelf registration statement;

•	any holder (other than a broker-dealer) is not eligible to participate in the exchange offer and requests us to include their outstanding notes in a shelf registration statement; or

•	any holder (other than a broker-dealer) that participates in the exchange offer does not receive new notes that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as our affiliate) and requests us to include their notes in a shelf registration statement.

If we are obligated to file the shelf registration statement, we will:

•	file the shelf registration statement with the SEC no later than 45 days after such filing obligation arises;

•	use our best efforts to cause the shelf registration statement to be declared effective by the SEC no later than 140 days after such obligation arises; and

•	keep the shelf registration statement continuously effective until the date that is at least two years from the date of the effectiveness of the registration statement or such shorter period ending when all the notes that are covered by the shelf registration statement are either sold thereunder or are no longer restricted securities (as defined in Rule 144 under the Securities Act).

The shelf registration statement will permit only certain holders to resell their notes from time to time. In particular, these holders must:

•	provide specified information in connection with the shelf registration statement; and

•	agree in writing to be bound by specified indemnification provisions of the registration rights agreement.

A holder who sells notes under the shelf registration statement will be required to be named as a selling securityholder in the prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of the notes covered thereby copies of the prospectus that is a part of the shelf registration statement and notify each of these holders when the shelf registration statement becomes effective. These holders will be subject to civil liability provisions under the Securities Act in connection with those sales.

Under the registration rights agreement, we may suspend the availability of an exchange offer or shelf registration statement and, in each case, the use of the related prospectus if:

•	the SEC issues a stop order suspending the effectiveness of the registration statement or initiates any proceedings for that purpose;

•	we receive notification with respect to the suspension of the qualification of the notes in any jurisdiction, or the initiation or written threat of any proceeding for such purpose;

•	the SEC requests that we amend or supplement the registration statement or prospectus; or

•	any event occurs that requires the making of any changes in such registration statement or the prospectus so that the registration statement or prospectus will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Holders of notes registered under a registration statement are required to discontinue disposition of those notes under the registration statement and use of the prospectus upon notice of any of the events described in the preceding paragraph.

If any of the following “registration defaults” occurs, we will be required to pay additional interest on the notes:

•	we fail to file a registration statement required by the registration rights agreement on or before the date specified for such filing;

•	a registration statement required by the registration rights agreement is not declared effective by the SEC on or before the date specified for such effectiveness;

•	we fail to consummate the exchange offer on or prior to the 40th day after the date on which the registration statement pertaining to the exchange offer is declared effective; or

•	a registration statement required by the registration rights agreement is declared effective but later ceases to be effective or ceases to be usable during the periods specified by the registration rights agreement.

If a registration default occurs, then we will pay to each affected holder of the notes additional interest that will accrue and be payable on the regular interest payment dates (in addition to the stated interest on the notes) from and including the date such registration default occurs up to but excluding the date on which all such registration defaults are cured. During the time that additional interest is accruing, the rate of additional interest will be 0.50% per annum during the first 90 day period and will increase by 0.50% per annum for each subsequent 90 day period, but in no event will the rate exceed 2.0% per annum in the aggregate.

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn before the expiration date of the exchange offer. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $200 million principal amount of outstanding notes are outstanding. This prospectus and the letter of transmittal included with this prospectus are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer according to the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture and, if applicable, the registration rights agreement. However, these outstanding notes will not be freely tradable. See “—Consequences of Failure to Exchange” below.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us.

If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time on                             , 2003 unless, in our sole discretion, we extend the exchange offer.

Extensions, Delay in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open. During any extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

To extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will also make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer; or

•	to terminate the exchange offer.

We will give oral or written notice of a delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner we determine to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during that period.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to an appropriate news agency.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, if in our reasonable judgment the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC or would be impaired by any action or proceeding that has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer:

•	we will not be required to accept for exchange, or exchange any new notes for, any outstanding notes; and

•	we may terminate the exchange offer before accepting any outstanding notes for exchange.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made or been deemed to have made to us:

•	the representations described under “—Procedures for Tendering—Your Representations to Us” and in the letter of transmittal; and

•	other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times. In addition, we will not accept for exchange any outstanding notes tendered and will not issue new notes in exchange for any outstanding note, if at that time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

How to Tender Generally

Only a registered holder of outstanding notes may tender its outstanding notes in the exchange offer. If you are a beneficial owner of outstanding notes and wish to have the registered owner tender on your behalf, please see “ -How to Tender if You Are a Beneficial Owner” below. To tender in the exchange offer, a registered holder must either comply with the procedures for manual tender or comply with the automated tender offer program procedures of DTC described below under “—Tendering Through DTC’s Automated Tender Offer Program.”

To complete a manual tender, you must:

•	complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

•	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires;

•	mail or deliver the letter of transmittal or a facsimile of the letter of transmittal to the exchange agent before the expiration date; and

•	deliver, and the exchange agent must receive, before the expiration date the outstanding notes along with the letter of transmittal; or

•	ensure a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below under “—Book-Entry Transfer.”

If you wish to tender your outstanding notes and cannot comply with the requirement to deliver the letter of transmittal and your outstanding notes (including by book-entry transfer) or use the automated tender offer program of DTC before the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures described below under “—Guaranteed Delivery Procedures.”

For a tender to be effective, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided above under “Prospectus Summary—The Exchange Agent” before the expiration date. To complete a tender through DTC’s automated tender offer program, the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below and a properly transmitted agent’s message.

Any tender by a holder that is not withdrawn before the expiration date will constitute a legally binding agreement between the holder and us according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to ensure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or outstanding notes to us. You may request your broker, dealer, commercial bank, trust company or other nominee to effect the above transactions on your behalf.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC according to DTC’s procedures for transfer. If you are unable to deliver confirmation of the book-entry tender of your outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or before the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures described below under “—Guaranteed Delivery Procedures.”

Tendering Through DTC’s Automated Tender Offer Program

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender its outstanding notes. Participants in the program may transmit their acceptance of the exchange offer electronically instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent. Tendering through the automated tender offer program causes DTC to transfer the outstanding notes to the exchange agent according to its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC to and received by the exchange agent and forming part of the book-entry confirmation, stating that:

•	DTC has received an express acknowledgment from a participant in DTC’s automated tender offer program that is tendering outstanding notes that are the subject of such book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce the agreement against the participant.

How to Tender if You Are a Beneficial Owner

If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of your outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed before the expiration date.

Signatures and Signature Guarantees

You must have signatures on a letter of transmittal or a notice of withdrawal described below guaranteed by an “eligible guarantor institution” unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and the new notes are being issued directly to the registered holder of the outstanding notes tendered in the exchange offer for those new notes; or

•	for the account of an “eligible institution”.

An “eligible institution” is:

•	a member firm of a registered national securities exchange;

•	a member of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

An “eligible guarantor institution” is an eligible institution that is also a member in good standing of a recognized “medallion” signature guarantee program.

When Endorsements or Bond Powers are Needed

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. They should also submit evidence of their authority to deliver the letter of transmittal satisfactory to us unless we waive this requirement.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions thereto, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of outstanding notes, nor will we or those persons incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new notes for outstanding notes that we have accepted for exchange in the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged

If we do not accept any tendered outstanding notes for exchange for any reason described in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged outstanding notes will be returned without expense to their tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the nonexchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the rejection of tender or the expiration or termination of the exchange offer.

Your Representations to Us

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new notes you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the outstanding notes or the new notes;

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if you are our affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes;

•	if you are a broker-dealer, you will receive new notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, and you will deliver a prospectus in connection with any resale of such new notes (see “Plan of Distribution”);

•	if you are a broker-dealer, you did not purchase the outstanding notes to be exchanged for the new notes from us; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes (including by book-entry transfer), the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program before the expiration date, you may tender if:

•	the tender is made through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message relating to a notice of guaranteed delivery:

•	stating your name and address, the registered number(s) of your outstanding notes and the principal amount of outstanding notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof or agent’s message in lieu thereof, together with the outstanding notes or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof or agent’s message, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, the exchange agent will send you a notice of guaranteed delivery if you wish to tender your outstanding notes using the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time before 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under “Prospectus Summary—The Exchange Agent”; or

•	the withdrawing holder must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

•	specify the name of the person (whom we refer to as the depositor) who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the registration number or numbers and the principal amount of the outstanding notes;

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal used to deposit those outstanding notes or be accompanied by documents of transfer sufficient to permit the trustee for the outstanding notes to register the transfer into the name of the depositor withdrawing the tender; and

•	specify the name in which the outstanding notes are to be registered, if different from that of the depositor.

If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. At any time on or before the expiration date, holders may re-tender properly withdrawn outstanding notes by following one of the procedures described under “—Procedures for Tendering” above.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, but we may make additional solicitation by telephone, electronically or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. A tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of any transfer taxes payable by a holder is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to that tendering holder. The exchange agent will retain possession of the new notes with a face amount equal to the amount of the transfer taxes due until it receives payment of the taxes.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for new notes in the exchange offer, or if you tender your outstanding notes but subsequently withdraw them, your outstanding notes will remain outstanding and continue to accrue interest, but will not retain any rights under the registration rights agreement (except in limited circumstances generally involving only the initial purchaser and specified broker-dealers) or accrue additional interest under that agreement. In addition, your notes will remain subject to the existing restrictions on transfer of the outstanding notes. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act or the offer or sale is exempt from or not subject to registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Consummation of the exchange offer will fulfill substantially all of our registration obligations with respect to the outstanding notes under the registration rights agreement.

Accounting Treatment

We will not recognize a gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize expenses of the exchange offer over the term of the new notes under accounting principles generally accepted in the United States of America.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take. In the future, we may seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes, except as required by the registration rights agreement.

DESCRIPTION OF NOTES

We issued the outstanding notes and will issue the new notes pursuant to an indenture, or the “Indenture,” between the Company and Deutsche Bank Trust Company Americas, as Trustee, or the “Trustee.” The following is a summary of the material provisions of the Indenture. We urge you to read the Indenture and the form and terms of the new notes because they define your rights. The terms of the new notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, or the “TIA.” You may request a copy of the Indenture at our address as shown under “Where You Can Find More Information.” You can find definitions of certain capitalized terms used in this section under “—Certain Definitions.” For purposes of this section, references to the “Company” or “our” include only Thornburg Mortgage, Inc. and not its Subsidiaries.

The new notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company.

The Company will issue the new notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as the paying agent, or the “Paying Agent,” and the registrar, or the “Registrar,” for the notes. The Company may change any Paying Agent and Registrar without notice to holders of the notes, or the “Holders.” The Company will pay principal (and premium, if any) on the notes at the Trustee’s corporate office in New York, New York. At the Company’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders.

Principal, Maturity and Interest

The new notes are initially being offered up to the principal amount of $200.0 million. The Company may, without the consent of the Holders, increase such principal amount in the future on the same terms and conditions and with the same CUSIP number as the new notes being offered hereby. The notes will mature on May 15, 2013. Interest on the notes will accrue at the rate of 8.0% per annum and will be payable semiannually in cash on each May 15 and November 15, commencing on November 15, 2003, to the persons who are registered Holders at the close of business on the May 1 and November 1 immediately preceding the applicable interest payment date. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

The notes will not be entitled to the benefit of any mandatory sinking fund.

Redemption

Optional Redemption.    At any time on or after May 15, 2008, the notes may be redeemed or purchased in whole or in part at the Company’s option at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption or purchase, or the “Redemption Date,” (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption or purchase may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the Redemption Date.

“Applicable Premium” means, with respect to a note: (1) 104% of the principal amount of such note if the Redemption Date is on or after May 15, 2008 and before May 15, 2009; (2) 102.667% of the principal amount of such note if the Redemption Date is on or after May 15, 2009 and before May 15, 2010; (3) 101.333% of the principal amount of such note if the Redemption Date is on or after May 15, 2010 and before May 15, 2011; and (4) 0% of the principal amount of such note if the Redemption Date is on or after May 15, 2011. Calculation of the Applicable Premium will be made by the Company or on behalf of the Company by such Person as the Company shall designate; provided, however, that such calculation shall not be a duty or obligation of the Trustee.

Optional Redemption Upon Equity Offerings.    At any time, or from time to time, on or prior to May 15, 2006, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the notes issued under the Indenture at a redemption price of 108.0% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

1.	at least 65% of the principal amount of the notes issued under the Indenture remains outstanding immediately after any such redemption; and

2.	the Company makes such redemption not more than 60 days after the consummation of any such Equity Offering.

“Equity Offering” means an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the SEC in accordance with the Securities Act or a private placement of Qualified Capital Stock of the Company generating gross proceeds of at least $25.0 million.

Selection and Notice of Redemption

In the event that the Company chooses to redeem less than all of the notes, selection of the notes for redemption will be made by the Trustee either:

1.	in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

2.	on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

If a Change of Control Offer is made, we cannot assure you that the Company will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, we cannot assure you that the Company would be able to obtain such financing.

Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Subsidiaries to incur additional Senior Unsecured Indebtedness, to grant liens on its property and to make Restricted Payments (as defined below) may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the notes, and we cannot assure you that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain Covenants

The Indenture contains, among others, the following covenants; but the Indenture also provides that the “Limitation on Liens,” “Limitation Based Upon Total Unencumbered Assets,” “Limitation on Restricted Payments,” “Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries,” “Limitation on Preferred Stock of Subsidiaries,” “Limitation of Guarantees by Subsidiaries,” “Conduct of Business” and “Limitations on Transactions with Affiliates” covenants will not be applicable in the event, and only for so long as, the notes are rated Investment Grade and no Default or Event of Default has occurred and is continuing.

Limitation on Incurrence of Additional Senior Unsecured Indebtedness.    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Senior Unsecured Indebtedness (including, without limitation, Acquired Indebtedness) other than Permitted Indebtedness.

Notwithstanding the foregoing, if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Senior Unsecured Indebtedness, the Company or any of its Subsidiaries may incur Senior Unsecured Indebtedness (including, without limitation, Acquired Indebtedness), in each case if on the date of the incurrence of such Senior Unsecured Indebtedness, after giving effect to the incurrence thereof and the use of proceeds thereof:

•	the Consolidated Senior Unsecured Indebtedness Interest Coverage Ratio of the Company is greater than 3.0 to 1.0; and

•	the ratio of the aggregate amount of Senior Unsecured Indebtedness outstanding to the Company’s Consolidated Adjusted Tangible Net Worth is less than 0.25 to 1.0.

Limitation on Incurrence of Additional Consolidated Indebtedness.    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur any Indebtedness (including, without limitation, Acquired Indebtedness) other than Permitted Indebtedness.

Notwithstanding the foregoing, if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Subsidiaries may incur Indebtedness (including, without limitation, Acquired Indebtedness), in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof and the use of proceeds thereof:

•	the ratio of Adjusted Debt to Adjusted Net Worth is less than 12 to 1.

Limitation Based Upon Total Unencumbered Assets.    If the Total Unencumbered Assets of the Company and its Consolidated Subsidiaries is less than 125% of the aggregate principal amount of the Unsecured Indebtedness of the Company and its Consolidated Subsidiaries, in each case as of the last day of any fiscal quarter of the Company during the term of the notes (the “Quarter End Date”), then from and after the Quarter End Date until such time as the Total Unencumbered Assets of the Company and its Consolidated Subsidiaries is at least 125% of the aggregate principal amount of the Unsecured Indebtedness of the Company and its Consolidated Subsidiaries, the Company will maintain a ratio of Adjusted Debt to Adjusted Net Worth, that is no higher than the calculation of such ratio at the Quarter End Date.

Limitation on Restricted Payments.    The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly:

1.	declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s Capital Stock to holders of such Capital Stock;

2.	purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock; or

3.	make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the notes if at the time of such action (each, a “Restricted Payment”) or immediately after giving effect thereto,

(i)	a Default or an Event of Default shall have occurred and be continuing; or

(ii)	the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Senior Unsecured Indebtedness,” “Limitation Based Upon Total Unencumbered Assets,” and “Limitation on Incurrence of Additional Consolidated Indebtedness” covenants; or

(iii)	the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of:

(w)	$47.1 million (which amount represents the Company’s undistributed taxable income as of March 31, 2003); plus

(x)	95% of the cumulative Adjusted Earnings (or if the cumulative Adjusted Earnings shall be a loss, minus 100% of such loss) of the Company, less any dividends on Preferred Stock of the Company paid or accrued, from and after March 31, 2003 and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period); plus

(y)	100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus

(z)	without duplication of any amounts included in clause (iii)(y) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock (excluding, in the case of clauses (iii)(y) and (z), any net cash proceeds from an Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under “Redemption—Optional Redemption Upon Equity Offerings”).

The foregoing provisions do not prohibit:

1.	the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

2.	if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

3.	so long as no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not to exceed $500,000 in any calendar year;

4.	the declaration or payment by the Company of any dividend or distribution that is necessary to maintain its status as a REIT under the Code if:

(a)	the dividend or distribution does not exceed 100% of the Consolidated Net Income for the fiscal quarter preceding the declaration and payment date; and

(b)	no Default or Event of Default shall have occurred and be continuing;

5.	the payment of any dividend on Preferred Stock of the Company; and

6.	Restricted Payments in an amount not to exceed $50.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) above, amounts expended pursuant to clauses (1), (2) (ii), (3), (4) and (6) shall be included in such calculation.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries.    The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to:

1.	pay dividends or make any other distributions on or in respect of its Capital Stock to the Company;

2.	make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Subsidiary of the Company; or

3.	transfer any of its property or assets to the Company or any other Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of:

(a)	applicable law;

(b)	the Indenture;

(c)	customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Subsidiary of the Company;

(d)	any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e)	agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

(f)	provisions of any agreement governing Indebtedness incurred in accordance with the Indenture that impose such encumbrances or restrictions upon the occurrence of a default or failure to meet financial covenants or conditions under the agreement;

(g)	restrictions on the transfer of assets (other than cash) held in a Subsidiary of the Company imposed under any agreement governing Indebtedness incurred in accordance with the Indenture;

(h)	provisions of any agreement governing Indebtedness incurred in accordance with the Indenture that require a Subsidiary to service its debt obligations before making dividends, distributions or advancements in respect of its Capital Stock;

(i)	an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d) or (e) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are not materially less favorable to the Company as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d) or (e).

Limitation on Preferred Stock of Subsidiaries.    The Company will not permit any of its Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Subsidiary of the Company) or permit any

Person (other than the Company or a Wholly Owned Subsidiary of the Company) to own any Preferred Stock of any Subsidiary of the Company, other than Preferred Stock outstanding on the Issue Date of Subsidiaries formed to facilitate maintaining the Company’s REIT status.

Limitation on Liens.    The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind on the assets of the Company securing Indebtedness of the Company unless:

1.	in the case of Liens securing Indebtedness of the Company that is expressly subordinate or junior in right of payment to the notes, the notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

2.	in all other cases, the notes are equally and ratably secured except for:

(a)	Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(b)	Liens securing the notes;

(c)	Liens securing reverse repurchase agreement indebtedness and Non-Recourse Indebtedness;

(d)	Liens securing Refinancing Indebtedness that is incurred to Refinance any Indebtedness that has been secured by a Lien permitted under the Indenture and that has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company not securing the Indebtedness so Refinanced; and

(e)	Permitted Liens.

Merger, Consolidation and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

1.	either:

(a)	the Company shall be the surviving or continuing corporation; or

(b)	the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Subsidiaries substantially as an entirety (the “Surviving Entity”):

(i)	shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(ii)	shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance of every covenant of the notes and the Indenture on the part of the Company to be performed or observed;

2.

immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(ii) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be: (a) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and (b) shall be able to incur at least

$1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the “Limitation on Incurrence of Additional Senior Unsecured Indebtedness,” “Limitation Based Upon Total Unencumbered Assets,” and “Limitation on Incurrence of Additional Consolidated Indebtedness” covenants;

3.	immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(ii) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

4.	the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the notes with the same effect as if such surviving entity had been named as such.

Limitations on Transactions with Affiliates.    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than: (1) Affiliate Transactions permitted as described below; and (2) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5.0 million shall be approved by the Board of Directors of the Company or such Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $10.0 million, the Company or such Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

The restrictions set forth in the first paragraph of this covenant shall not apply to:

1.	reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

2.	transactions exclusively between or among the Company and any of its Subsidiaries or exclusively between or among such Subsidiaries in the ordinary course of business, provided such transactions are not otherwise prohibited by the Indenture;

3.	transactions between the Company or one of its Subsidiaries and any Person in which the Company or one of its Subsidiaries has made an Investment in the ordinary course of the Company’s real estate lending business and such Person is an Affiliate solely because of such Investment;

4.	transactions between the Company or one of its Subsidiaries and any Person in which the Company or one of its Subsidiaries holds an interest as a joint venture partner and such Person is an Affiliate solely because of such interest;

5.	any agreement as in effect as of the Issue Date, including the Management Agreements between the Company and the Manager and between TMHL and the Manager or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

6.	Restricted Payments permitted by the Indenture; and

7.	Agreements with and rights of Affiliates under the Company’s 2002 Long-Term Incentive Plan or any predecessor or successor incentive compensation or employee benefits plan; and any mortgage loans outstanding or hereinafter entered into by and between the Company and an Affiliate under the Company’s employee residential mortgage loan program.

Limitation of Guarantees by Subsidiaries.    The Company will not permit any of its Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company, unless, in any such case:

1.	such Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a guarantee of payment of the notes by such Subsidiary; and

2.	if such assumption, guarantee or other liability of such Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the notes, the guarantee or other instrument provided by such Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the Guarantee pursuant to subordination provisions no less favorable to the Holders of the notes than those contained in the Indenture.

Notwithstanding the foregoing, any such Guarantee by a Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon:

1.	the unconditional release of such Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or

2.	any sale or other disposition (by merger or otherwise) to any Person that is not a Subsidiary of the Company of all of the Company’s Capital Stock in, or all or substantially all of the assets of, such Subsidiary; provided that: (a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture; and (b) such assumption, guarantee or other liability of such Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

Conduct of Business.    The Company and its Subsidiaries will engage primarily in the business of acquiring and originating adjustable rate mortgages and assets comprised of adjustable rate mortgage securities and other activities related to or arising out of those activities.

Reports to Holders.    Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish the Holders of notes:

1.	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Subsidiaries separate from the financial condition and results of operations of entities other than the Company and its Subsidiaries, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

2.	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the SEC’s rules and regulations.

In addition, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Compliance Certificate.    The Company will deliver to the Trustee, within 90 days after the end of each fiscal year, an officer’s certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made with a view to determining whether the Company has fulfilled its obligations and the covenants under the Indenture and indicating whether any Event of Default has occurred.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

1.	the failure to pay interest on any notes when the same becomes due and payable and the default continues for a period of 30 days;

2.	the failure to pay the principal on any notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer);

3.	a default in the observance or performance of any other covenant or agreement contained in the Indenture and such default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the then outstanding principal amount of the notes issued under the Indenture (except in the case of a default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

4.	the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

5.	one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable (other than any judgments as to which, and only to the extent, a reputable insurance company has acknowledged coverage of such judgments in writing); or

6.	certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding notes issued under the Indenture may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration,” or the “Acceleration Notice,” and the same shall become immediately due and payable.

If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the then outstanding notes issued under the Indenture shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the Holders of a majority in principal amount of the notes issued under the Indenture may rescind and cancel such declaration and its consequences:

1.	if the rescission would not conflict with any judgment or decree;

2.	if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

3.	to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

4.	if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

5.	in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in aggregate principal amount of the then outstanding notes issued under the Indenture may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee indemnity satisfactory to it. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in principal amount of the then outstanding notes issued under the Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations discharged with respect to the notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the notes, except for:

1.	the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due;

2.	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

3.	the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

4.	the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

1.	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and any other amounts owing under the Indenture, if in the case of an optional redemption date prior to electing to exercise either Legal Defeasance or Covenant Defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the notes on such redemption date;

2.	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a)	the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)	since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

3.	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

4.	no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

5.	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

6.	the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

7.	the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

8.	the Company shall have delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of the notes, as expressly provided for in the Indenture) as to all notes when:

1.	either:

(a)	all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)	all notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

2.	the Company has paid all other sums payable under the Indenture by the Company; and

3.	the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to conclusively rely, and shall be fully protected in acting upon, such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

1.	reduce the amount of notes whose Holders must consent to an amendment;

2.	reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes;

3.	reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor;

4.	make any notes payable in money other than that stated in the notes;

5.	make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of notes to waive Defaults or Events of Default;

6.	after the Company’s obligation to purchase notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or modify any of the provisions or definitions with respect thereto; or

7.	modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the notes in a manner which adversely affects the Holders.

Governing Law

The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Form of Security

Generally.    We will issue the new notes in the form of one or more global notes in fully registered form initially registered in the name of Cede & Co., as nominee of DTC. DTC will act as securities depository for the global notes, or “Global Notes.” The Global Notes will be deposited with the Trustee as custodian for DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or by DTC or a nominee of DTC to a successor of DTC or a nominee of such successor.

Depository Procedures.    The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC’s settlement system and are subject to changes by it. We take no responsibility for these operations and procedures and urge investors to contact DTC or its participants to discuss these matters. DTC has advised us that DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, or “Participants,” deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants and Indirect Participants are on file with the SEC.

DTC has also advised us that purchases of Global Notes under the DTC system must be made by or through Participants, which will receive a credit for the Global Notes on DTC’s records. The ownership interest of each actual purchaser of each Global Note (“Beneficial Owner”) is in turn to be recorded on the Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of Participants and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Notes, except in the event that use of the book-entry system for the Global Notes is discontinued. Pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to Beneficial Owners). To facilitate subsequent transfers, all Global Notes deposited by Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Notes. DTC’s records reflect only the identity of the Participants to whose accounts such Global Notes are credited, which may or may not be the Beneficial Owners. The Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC System, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “—Exchange of Book-Entry Notes for Certificated Notes.”

Redemption proceeds and payments in respect of the principal of (and premium, if any) and interest on the Global Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, in its capacity as the registered holder under the Indenture. DTC’s practice is to credit Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and payments in respect of the principal of (and premium, if any) and interest on the Global Notes to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Trustee, disbursement of such payments to Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Participants and Indirect Participants. Under the terms of the Indenture, the Trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Trustee nor any agent of the Trustee has or will have any responsibility or liability for (i) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes, or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. The Trustee will not be liable for any delay by DTC or any of its Participants in identifying the Beneficial Owners of the notes, and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

Interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and, if applicable, those of Euroclear and Clearstream Banking.

DTC has advised us that conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. DTC has also advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account an interest in the Global Notes is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

The information in this section concerning DTC and its book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Exchange of Book-Entry Notes for Certificated Notes.    DTC may discontinue providing its services as securities depository with respect to the Global Notes at any time by giving reasonable notice to us or the Trustee. If DTC is at any time unwilling or unable to continue as depository or ceases to be a clearing agency registered under the Exchange Act and a successor depository or clearing agency is not appointed by us within 90 days, or if we decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository), we will issue individual, fully registered, definitive notes in exchange for the Global Note. Upon the exchange of a Global Note for individual notes, such Global Note shall be canceled by the Trustee and the definitive notes shall be registered in such names and in such authorized denominations as DTC, pursuant to instructions from its Participants, any Indirect Participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such notes to the persons in whose names such notes are so registered and shall recognize the holders thereof as noteholders.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Subsidiary of the Company or such acquisition, merger or consolidation.

“Adjusted Debt” means aggregate Indebtedness of the Company and its Consolidated Subsidiaries, net of Non-Marginable Indebtedness and fair value adjustments to hedging instruments.

“Adjusted Earnings” means with respect to any Person, for any period, the sum (without duplication) of: Consolidated Net Income and, to the extent Consolidated Net Income has already been reduced thereby, depreciation and amortization.

“Adjusted Net Worth” means Consolidated Adjusted Tangible Net Worth plus Senior Unsecured Indebtedness less NMI Equity.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Asset Acquisition” means: (1) an Investment by the Company or any Subsidiary of the Company in any other Person pursuant to which such Person shall become a Subsidiary of the Company or any Subsidiary of the Company, or shall be merged with or into the Company or any Subsidiary of the Company; or (2) the acquisition by the Company or any Subsidiary of the Company of the assets of any Person (other than a Subsidiary of the Company) that constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Subsidiaries (including any sale and leaseback transaction) to any Person other than the Company or its Wholly Owned Subsidiaries of:

1.	any Capital Stock of any of the Company’s Subsidiaries; or

2.	any of the Company’s or its Subsidiaries’ other property or assets other than sales of loan-related assets made in the ordinary course of the Company’s real estate lending and loan acquisition business and other asset sales made in the ordinary course of the Company’s business.

“Board of Directors” means, as to any Person, the Board of Directors of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means:

1.	with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

2.	with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Change of Control” means the occurrence of one or more of the following events:

1.	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);

2.	the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

3.	any Person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or

4.	the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Adjusted Tangible Net Worth” of any Person means the excess of such Person’s total assets over its total liabilities determined on a consolidated basis in accordance with GAAP, plus the principal amount of any Subordinated Indebtedness, excluding (1) Other Comprehensive Income or Loss, (2) goodwill and (3) other intangibles, in each case as of the end of the last completed fiscal quarter ending on or prior to the date of the transaction giving rise to the need to calculate Consolidated Adjusted Tangible Net Worth.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

1.	Consolidated Net Income; and

2.	to the extent Consolidated Net Income has been reduced thereby:

(a)	all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary gains or losses and direct impairment charges or the reversal of such charges on the Company’s assets);

(b)	Consolidated Senior Unsecured Indebtedness Interest Expense; and

(c)	depreciation and amortization;

all as determined on a consolidated basis for such Person and its Subsidiaries in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Subsidiaries before the payment of dividends on Preferred Stock for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

1.	after-tax gains and losses from Asset Sales or abandonments or reserves relating thereto (including gains and losses from the sale of corporate tenant lease assets);

2.	after-tax items classified as extraordinary gains or losses and direct impairment charges or the reversal of such charges on the Company’s assets;

3.	the net income of any Person acquired in a “pooling of interests” transaction accrued prior to the date it becomes a Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Subsidiary of the referent Person;

4.	the net income (but not loss) of any Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is restricted by a contract, operation of law or otherwise, except for such restrictions permitted by clauses (f), (g) and (h) of the “Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries” covenant, whether such permitted restrictions exist on the Issue Date or are created thereafter;

5.	the net income or loss of any other Person, other than a Consolidated Subsidiary of the referent Person, except:

(a)	to the extent (in the case of net income) of cash dividends or distributions paid to the referent Person, or to a Wholly Owned Subsidiary of the referent Person (other than a Subsidiary described in clause (4) above), by such other Person; or

(b)	that the referent Person’s share of any net income or loss of such other Person under the equity method of accounting for Affiliates shall not be excluded;

6.	any restoration to income of any contingency reserve of an extraordinary, nonrecurring or unusual nature, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

7.	income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

8.	in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, as of the end of the last completed fiscal quarter ending on or prior to the date of the transaction giving rise to the need to calculate Consolidated Net Worth determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person and interests in such Person’s Consolidated Subsidiaries not owned, directly or indirectly, by such Person.

“Consolidated Senior Unsecured Indebtedness Interest Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Senior Unsecured Indebtedness Interest Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Senior Unsecured Indebtedness Interest Expense of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Senior Unsecured Indebtedness Interest Expense” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

1.	the incurrence or repayment of any Senior Unsecured Indebtedness of such Person or any of its Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Senior Unsecured Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Senior Unsecured Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

2.	any asset sales or other dispositions or any asset originations, asset purchases, Investments and Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Senior Unsecured Indebtedness that is Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are originated or purchased, the Investments that are made and the assets that are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or asset origination, asset purchase, Investment or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Subsidiaries directly or indirectly guarantees Senior Unsecured Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Senior Unsecured Indebtedness as if such Person or any Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Senior Unsecured Indebtedness.

“Consolidated Senior Unsecured Indebtedness Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

1.	the aggregate of the interest expense on Senior Unsecured Indebtedness of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation: (a) any amortization of debt discount; (b) the net costs under Permitted Hedging Transactions; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

2.	to the extent not already included in clause (1), the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Subsidiary” means, with respect to any Person, a Subsidiary of such Person, the financial statements of which are consolidated with the financial statements of such Person in accordance with GAAP.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Existing Warehouse Facilities” mean: (1) the Master Repurchase Agreement dated as of November 20, 2001, as amended November 14, 2002, between UBS Warburg Real Estate Securities Inc. and TMHL; (2) the Master Loan

and Security Agreement dated as of November 20, 2001, as amended November 19, 2002, between Greenwich Capital Financial Products, Inc. and TMHL; (3) the TMA Mortgage Funding Trust II Collateralized Asset-Backed Notes, Series 2000-1 and Master Repurchase Agreement dated as of December 1, 2000 and March 22, 2000, respectively, as amended March 24, 2003 and February 28, 2003, respectively, between Wachovia Bank National Association and TMHL and Thornburg Mortgage Acceptance Corp. II and Real Estate Asset Funding Corporation and Wilmington Trust Company and Deutsche Bank National Trust Company and Ambac Assurance Corporation; and (4) the Master Repurchase Agreement currently in its final stages of negotiation, between CDC Mortgage Capital Inc. and TMHL, in each case, together with the related documents thereto (including, without limitation, any security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the “Limitation on Incurrence of Additional Senior Unsecured Indebtedness,” “Limitation Based Upon Total Unencumbered Assets,” and “Limitation on Incurrence of Additional Consolidated Indebtedness” covenants above) or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantor” means each of the Company’s Subsidiaries that in the future executes a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

“Indebtedness” means with respect to any Person, without duplication:

1.	all Obligations of such Person for borrowed money;

2.	all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

3.	all Capitalized Lease Obligations of such Person;

4.	all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

5.	all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

6.	guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

7.	all Obligations of any other Person of the type referred to in clauses (1) through (6) above which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset and the amount of the Obligation so secured;

8.	all Obligations under currency agreements and interest swap agreements of such Person; and

9.	all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Financial Advisor” means a firm: (1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) that, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee), or corporate tenant lease to or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences or Indebtedness issued by, any Person. “Investment” shall exclude extensions of trade credit by the Company and its Subsidiaries on commercially reasonable terms in accordance with the Company’s or its Subsidiaries’ normal trade practices, as the case may be.

“Investment Grade” means a rating of the notes by both S&P and Moody’s, each such rating being one of such agency’s four highest generic rating categories that signifies investment grade (i.e. BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody’s); provided, in each case, such ratings are publicly available; provided, further, that in the event Moody’s or S&P is no longer in existence for purposes of determining whether the notes are rated “Investment Grade,” such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by the Company, notice of which shall be given to the Trustee.

“Issue Date” means May 15, 2003.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“NMI Equity” means the excess of the value of the assets collateralizing Non-Marginable Indebtedness over the amount of Non-Marginable Indebtedness, as reported in accordance with GAAP.

“Non-Marginable Indebtedness” means all Non-Recourse Indebtedness that is secured by assets that are not subject to requirements that the borrower or any third-party provide additional margin collateralization in the event of a change in value of the assets.

“Non-Recourse Indebtedness” means any of the Company’s or any of its Subsidiaries’ Indebtedness that is:

1.	specifically advanced to finance the acquisition of investment assets and secured only by the assets to which such Indebtedness relates without recourse to the Company or any of its Subsidiaries (other than subject to such customary carve-out matters for which the Company or its Subsidiaries acts as a guarantor in connection with such Indebtedness, such as fraud, misappropriation and misapplication, unless, until and for so long as a claim for payment or performance has been made thereunder (which has not been satisfied) at which time the obligations with respect to any such customary carve-out shall not be considered Non-Recourse Indebtedness, to the extent that such claim is a liability of the Company for GAAP purposes);

2.	advanced to any of our Subsidiaries or group of our Subsidiaries formed for the sole purpose of acquiring or holding investment assets, against which a loan is obtained that is made without recourse to, and with no cross-collateralization against our or any of the Company’s Subsidiaries’ other assets (other than: (A)

cross-collateralization against assets which serve as collateral for other Non-Recourse Indebtedness; and (B) subject to such customary carve-out matters for which the Company or its Subsidiaries acts as a guarantor in connection with such Indebtedness, such as fraud, misappropriation and misapplication, unless, until and for so long as a claim for payment or performance has been made thereunder (which has not been satisfied) at which time the obligations with respect to any such customary carve-out shall not be considered Non-Recourse Indebtedness, to the extent that such claim is a liability of the Company for GAAP purposes) and upon complete or partial liquidation of which the loan must be correspondingly completely or partially repaid, as the case may be; or

3.	specifically advanced to finance the acquisition of real property and secured by only the real property to which such Indebtedness relates without recourse to the Company or any of its Subsidiaries (other than subject to such customary carve-out matters for which the Company or its Subsidiaries acts as a guarantor in connection with such Indebtedness, such as fraud, misappropriation and misapplication, unless, until and for so long as a claim for payment or performance has been made thereunder (which has not been satisfied) at which time the obligations with respect to any such customary carve-out shall not be considered Non-Recourse Indebtedness, to the extent that such claim is a liability of the Company for GAAP purposes).

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnification, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Other Comprehensive Income or Loss” shall mean the accumulated other comprehensive income or loss of the Company and its Consolidated Subsidiaries as determined in accordance with GAAP.

“Permitted Hedging Transactions” means entering into instruments and contracts and making margin calls thereon, covering Indebtedness of the Company or any of its Subsidiaries and of any Subsidiary covering Indebtedness of such Subsidiary that are entered into to protect the Company and its Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture; and shall include, without limitation, interest rate swaps, caps, floors, collars and similar instruments, “interest only” mortgage derivative assets or other mortgage derivative products, future contracts and options on futures contracts on the Eurodollar, Federal Funds, Treasury bills and Treasury rates and similar financial instruments.

“Permitted Indebtedness” means, without duplication, each of the following:

1.	Indebtedness under the notes issued in this offering;

2.	Indebtedness incurred pursuant to the Existing Warehouse Facilities in an aggregate principal amount at any time outstanding not to exceed the maximum amount available under each Existing Warehouse Facility as in effect on the Issue Date reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder;

3.	Other Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

4.	Permitted Hedging Transactions of the Company covering Indebtedness of the Company or any of its Subsidiaries and Permitted Hedging Transactions of any Subsidiary of the Company covering Indebtedness of such Subsidiary; provided, however, that such Permitted Hedging Transactions are entered into to protect the Company and its Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Permitted Hedging Transaction does not exceed the principal amount of the Indebtedness to which such Permitted Hedging Transactions relate;

5.	Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

6.	Indebtedness of a Subsidiary of the Company to the Company or to a Wholly Owned Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Subsidiary of the Company;

7.	Indebtedness of the Company to a Wholly Owned Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Subsidiary of the Company, in each case subject to no Lien; provided that: (a) any Indebtedness of the Company to any Wholly Owned Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the Notes; and (b) if as of any date any Person other than a Wholly Owned Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

8.	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

9.	Indebtedness of the Company or any of its Subsidiaries represented by letters of credit for the account of the Company or such Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

10.	Indebtedness incurred pursuant to Principal and Interest Facilities in an aggregate principal amount at any time outstanding not to exceed the maximum amount available under each Principal and Interest Facility as in effect on the Issue Date reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder;

11.	Refinancing Indebtedness; and

12.	Additional Indebtedness of the Company and its Subsidiaries in an aggregate principal amount not to exceed $15.0 million at any one time outstanding.

For purposes of determining compliance with the “Limitation on Incurrence of Additional Senior Unsecured Indebtedness,” “Limitation Based Upon Total Unencumbered Assets,” and “Limitation on Incurrence of Additional Consolidated Indebtedness” covenants, in the event that an item of Senior Unsecured Indebtedness or Indebtedness, as the case may be, meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (12) above or is entitled to be incurred pursuant to the second paragraph of each such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Senior Unsecured Indebtedness or Indebtedness, as the case may be, in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Senior Unsecured Indebtedness or Indebtedness, as the case may be, in the form of additional Senior Unsecured Indebtedness or Indebtedness, as the case may be, with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Senior Unsecured Indebtedness or Indebtedness, as the case may be, or an issuance of Disqualified Capital Stock for purposes of the “Limitations on Incurrence of Additional Senior Unsecured Indebtedness,” “Limitation Based Upon Total Unencumbered Assets,” and “Limitation on Incurrence of Additional Consolidated Indebtedness” covenants.

“Permitted Liens” means the following types of Liens:

1.	Liens for taxes, assessments or governmental charges or claims either: (a) not delinquent; or (b) contested in good faith by appropriate proceedings and as to which the Company or its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

2.	Statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

3.	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

4.	Judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

5.	Easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries;

6.	Any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

7.	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

8.	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

9.	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Subsidiaries, including rights of offset and set-off;

10.	Liens securing Permitted Hedging Transactions and the costs thereof, which Permitted Hedging Transactions relate to Indebtedness that is otherwise permitted under the Indenture; and

11.	Liens securing Indebtedness under Currency Agreements.

“Person” means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Principal and Interest Facilities” means any principal and interest facilities in aggregate borrowing capacity amount at any one time of up to $50 million, together with the related documents thereto (including, without limitation, any security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Subsidiary of the Company of Senior Unsecured Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Senior Unsecured Indebtedness,” “Limitation on Incurrence of Additional Consolidated Indebtedness” and “Limitation Based Upon Total Unencumbered Assets” covenants (other than pursuant to clauses (2), (4), (5), (6), (7), (8), (9), (10) or (12) of the definition of Permitted Indebtedness), and in each case that does not:

1.	result in an increase in the aggregate principal amount of Senior Unsecured Indebtedness or Indebtedness, as the case may be, of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Senior Unsecured Indebtedness or Indebtedness, as the case may be, and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing); or

2.	create Senior Unsecured Indebtedness or Indebtedness, as the case may be, with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Senior Unsecured

Indebtedness or Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Senior Unsecured Indebtedness or Indebtedness being Refinanced; provided that (i) if such Senior Unsecured Indebtedness or Indebtedness being Refinanced is Senior Unsecured Indebtedness or Indebtedness, as the case may be, of the Company, then such Refinancing Indebtedness shall be Senior Unsecured Indebtedness or Indebtedness, as the case may be, solely of the Company, and (ii) if such Senior Unsecured Indebtedness or Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Senior Unsecured Indebtedness or Indebtedness being Refinanced.

“REIT” means Real Estate Investment Trust.

“Secured Indebtedness” means any Indebtedness secured by a Lien upon the property of the Company or any of its Subsidiaries.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

“Senior Unsecured Indebtedness” means all Indebtedness of the Company and its Subsidiaries other than (1) Indebtedness that is secured by a Lien on property or assets of the Company or its Subsidiaries and (2) Subordinated Indebtedness.

“Significant Subsidiary,” with respect to any Person, means any Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

“Subordinated Indebtedness” means all of the Company’s and its Subsidiaries’ Indebtedness that expressly provides that such Indebtedness shall be subordinated in right of payment to any other Indebtedness and matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or after the final maturity date of the notes.

“Subsidiary,” with respect to any Person, means:

1.	any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

2.	any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Total Unencumbered Assets” as of any date means all assets (but excluding intangibles and accounts receivable other than principal and interest receivables on ARM assets) of the Company and its Subsidiaries not securing any portion of Secured Indebtedness determined on a consolidated basis in accordance with GAAP.

“Unsecured Indebtedness” means any Indebtedness of the Company or any of its subsidiaries that is not Secured Indebtedness.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (1) the then outstanding aggregate principal amount of such Indebtedness into; (2) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain United States federal income tax consequences expected to result from the purchase, ownership and disposition of the new notes by holders who acquire the new notes on original issue for cash and who hold the new notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary is based upon current provisions of the Code, applicable Treasury regulations, judicial authority and administrative rulings and practice, any of which may be altered with retroactive effect thereby changing the Federal income tax consequences discussed below. There can be no assurance that the Internal Revenue Service, or the “IRS,” will not take a contrary view, and no ruling from the IRS has been or will be sought.

The United States federal income tax treatment of a holder of notes may vary depending upon such holder’s particular situation. Certain holders (including, but not limited to, certain financial institutions, partnerships or other entities treated as “passthrough” entities for U.S. federal income tax purposes, insurance companies, broker-dealers, expatriates and persons holding the notes as part of a “straddle,” “hedge” or “conversion transaction”) may be subject to special rules not discussed below.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

As used herein, the term “U.S. Holder” means a beneficial owner of notes that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source;

•	a trust, if both: (1) a court within the United States is able to exercise primary supervision over the administration of the trust; and (2) one or more United States persons have the authority to control all substantial decisions of the trust; or

•	certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of notes that is not a U.S. Holder.

Registered Exchange Offer

The exchange of outstanding notes for identical debt securities registered under the Securities Act should not constitute a taxable exchange. See “Exchange Offer.” As a result, (i) holders should not recognize a taxable gain or loss as a result of exchanging the outstanding notes; (ii) the holding period of the new notes received should include the holding period of the outstanding notes exchanged therefor; and (iii) the adjusted tax basis of the new notes received should be the same as the adjusted tax basis of the outstanding notes exchanged therefor determined immediately before the registered exchange.

We believe that the likelihood that additional interest will become payable due to a registration default is remote. Accordingly, we intend to take the position that if such additional interest becomes payable, such amounts will be taxable to a U.S. Holder, generally, as ordinary income in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. However, the IRS may take a different position, which could affect the timing of a U.S. Holder’s recognition of income. We believe that a Non-U.S. Holder generally will not be subject to U.S. federal withholding on such amounts. The IRS may also take a different position, which could affect the amount of the payment such holder receives.

U.S. Holders

Payments of Interest.    In general, interest on a note will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received, in accordance with the U.S. Holder’s regular method of accounting for United States federal income tax purposes. In general, if the terms of a debt instrument entitle a holder to receive payments other than “qualified stated interest” (generally, stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed or qualifying floating rate), such holder might be required to recognize additional interest as “original issue discount” over the term of the instrument. We believe that the notes will not be issued with original issue discount.

Sale, Retirement or Other Taxable Disposition.    In general, a U.S. Holder of a note will recognize gain or loss upon the sale, retirement or other taxable disposition of such note in an amount equal to the difference between:

•	the amount of cash and the fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued interest not previously taken into income, which generally will be taxable to a U.S. Holder as ordinary income); and

•	the U.S. Holder’s adjusted tax basis in such note.

A U.S. Holder’s tax basis in a note generally will be equal to the price paid for such note. A U.S. Holder’s gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Note for more than one year. Long-term capital gain recognized by a non-corporate U.S. Holder generally will be subject to tax at a rate not to exceed 15%, whereas short-term capital gain recognized by a non-corporate U.S. Holder generally will be subject to tax at ordinary income tax rates. Capital gain recognized by a corporate U.S. Holder will be subject to tax at the ordinary income tax rates applicable to corporations regardless of the corporation’s holding period. The deductibility of capital losses is subject to certain limitations. A U.S. Holder who sells a note between record dates for payments of distributions will be required to include accrued but unpaid interest or original issue discount on the note through the date of disposition as ordinary income and to add the amount of the original issue discount to its adjusted tax basis in the note.

Non-U.S. Holders

A Non-U.S. Holder will not be subject to United States federal income or withholding tax on payments of principal, premium (if any) or interest (including original issue discount, if any) on a note if such payments are not effectively connected with the conduct of a U.S. trade or business, unless such Non-U.S. Holder owns directly, or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote or is a controlled foreign corporation related to us. If this exemption does not apply, such interest will be subject to a 30% gross withholding tax (unless reduced or eliminated by an applicable treaty). To qualify for the exemption from taxation (or the elimination or reduction of the applicable withholding tax under a treaty), the last United States payor in the chain of payment prior to payment to a Non-U.S. Holder, or the “Withholding Agent,” must have received, before payment, a statement that:

•	is signed by the Non-U.S. Holder under penalties of perjury;

•	certifies that the Non-U.S. Holder is not a U.S. Holder; and

•	provides the name and address of the Non-U.S. Holder.

The statement may be made on an IRS Form W-8BEN or a substantially similar form, and the Non-U.S. Holder must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. The notes are expected to be held through DTC, which is a qualified intermediary. Accordingly, the beneficial owner of a note must provide the above statement to such organization and the organization must provide to the Withholding Agent a certificate stating that such organization or institution has been provided with a valid IRS Form W-8BEN (or substantially similar form).

In addition, a Non-U.S. Holder generally will not be subject to Federal income or withholding tax on any amount which constitutes gain upon retirement or disposition of a note, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder or, in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. Certain other exceptions may be applicable, and a Non-U.S. Holder should consult its tax advisor in this regard.

If interest and other payments received by a Non-U.S. Holder with respect to the notes (including proceeds from a sale, retirement or other disposition of the notes) are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or the Non-U.S. Holder is otherwise subject to United States federal income taxation on a net basis with respect to such holder’s ownership of the notes), such Non-U.S. Holder will generally be subject to the rules described above for a U.S. Holder (subject to any modification provided under an applicable income tax treaty). Such Non-U.S. Holder may also be subject to the “branch profits tax” if such holder is a corporation.

The value of a note will not be includable in the estate of an individual Non-U.S. Holder unless the individual owns directly, or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote or, at the time of such individual’s death, payments in respect of the note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding and Information Reporting

Certain non-corporate U.S. Holders may be subject to backup withholding on payments of principal and interest on, and the proceeds of the sale or other disposition of, the notes, if the U.S. Holder:

•	fails to furnish on a properly completed IRS Form W-9 (or substantially similar form) its taxpayer identification number, or “TIN,” which, for an individual, would be his or her Social Security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to report payments of interest or dividends; or

•	under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding tax for failure to report interest or dividend payments.

In addition, such payments of principal, interest and disposition proceeds to U.S. Holders will generally be subject to information reporting. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

We must report annually to the IRS and to each Non-U.S. Holder any interest on the notes that is subject to withholding or that is exempt from U.S. withholding tax pursuant to a tax treaty or the “portfolio interest” exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Backup withholding and other information reporting generally will not apply to payments of interest made to a Non-U.S. Holder of a note who provides a properly completed IRS Form W-8BEN (or a substantially similar form) or otherwise establishes an exemption from backup withholding. Payments of principal or the proceeds of a disposition of the notes by or through a United States office of a broker generally will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies its status as a Non-U.S. Holder under penalties of perjury (and certain other conditions are met) or otherwise establishes an exemption. Payments of principal or the proceeds of a disposition of the Notes by or through a foreign office of a United States broker or foreign broker with certain relationships to the United States generally will be subject to information reporting (but not backup withholding) unless the broker has documentary evidence in its records that the holder is not a U.S. person and certain other conditions are met or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s Federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until May 15, 2013, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the new notes will be passed upon for us by Dechert LLP, Newport Beach, California. Michael Jeffers, our Secretary, is counsel to that firm and, as of June 20, 2003, owns 51,572 shares of our common stock, dividend equivalent rights for 63,671 shares and phantom stock rights for 20,722 shares and owns a 1% equity interest in the Manager.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Maryland General Corporation Law provides that a Maryland corporation may indemnify any present or former director or officer who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or employee benefit plan (“Affiliate”), that is made a party to any proceeding by reason of service in that capacity unless it is established that the act or omission of the Affiliate was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the Affiliate actually received an improper personal benefit in money, property or services; or, in the case of any criminal proceeding, the Affiliate had reasonable cause to believe that the act or omission was unlawful. Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the Affiliate in connection with the proceeding, but if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the Affiliate shall be adjudged to be liable to the corporation. Such indemnification may not be made unless authorized for a specific proceeding after a determination has been made, in a manner prescribed by law, that indemnification is permissible in the circumstances because the Affiliate has met the applicable standard of conduct. The Affiliate must be indemnified for expenses, however, if he has been successful in the defense of the proceeding or as otherwise ordered by a court. The law also prescribes the circumstances under which a corporation may advance expenses to, or obtain insurance or similar coverage for, Affiliates.

Our Articles of Incorporation provide for indemnification of our officers and directors and eliminate the liability of any of our directors or officers to us or our shareholders for money damages to the fullest extent permitted by Maryland law.

Item 21. Exhibits.

The list of exhibits is incorporated by reference to the Exhibit Index on page II-4 of this registration statement.

Item 22. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirement of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Fe, New Mexico, on June 27, 2003.

THORNBURG MORTGAGE, INC.

By:	/s/ Larry A. Goldstone
Larry A. Goldstone President and Chief Operating Officer

Each person whose signature appears below hereby authorizes Garrett Thornburg and Larry A. Goldstone, or either of them, each with full power of substitution, as attorney-in-fact and agent, to sign on his behalf, individually and in each capacity stated below, any amendment, including pre- or post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and grants to said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done by virtue hereof, lawfully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Garrett Thornburg Garrett Thornburg	Chairman of the Board and Chief Executive Officer	June 27, 2003

/s/ Larry A. Goldstone Larry A. Goldstone	President, Chief Operating Officer and Director	June 27, 2003

/s/ Richard P. Story Richard P. Story	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial & Accounting Officer)	June 27, 2003

/s/ Joseph H. Badal Joseph H. Badal	Executive Vice President, Single Family Residential Lending and Director	June 27, 2003

/s/ David A. Ater David A. Ater	Director	June 27, 2003

/s/ Owen M. Lopez Owen M. Lopez	Director	June 27, 2003

/s/ James H. Lorie James H. Lorie	Director	June 27, 2003

/s/ Stuart C. Sherman Stuart C. Sherman	Director	June 27, 2003

/s/ Ike Kalangis Ike Kalangis	Director	June 27, 2003

/s/ Francis I. Mullin, III Francis I. Mullin, III	Director	June 27, 2003

EXHIBIT INDEX

Exhibit

3.1	Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 filed with the registrant’s registration statement on Form S-11, which went effective on June 18, 1993)

3.1.1

Articles of Amendment to Articles of Incorporation dated June 29, 1995 (incorporated herein by reference to Exhibit 3.1 filed with the registrant’s quarterly report for the quarter ended June 30, 1995)

3.1.2	Form of Articles Supplementary (incorporated herein by reference to Exhibit 3.1.2 filed with the registrant’s registration statement on Form 8-A on January 17, 1997)

3.1.3

Amendment to Articles of Incorporation dated April 27, 2000 (incorporated herein by reference to Exhibit 3.1.3 filed on May 8, 2000 with the registrant’s quarterly report for the quarter ended March 31, 2000)

3.1.4	Form of Articles Supplementary (incorporated herein by reference to Exhibit 3.1.4 filed on March 28, 2001 with the registrant’s annual report on Form 10-K for the year ended December 31, 2000)

3.1.5

Amendment to Articles of Incorporation dated April 29, 2002 (incorporated herein by reference to Exhibit 3.1.5 filed on May 14, 2002 with the registrant’s quarterly report for the quarter ended March 31, 2002)

3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 filed with the registrant’s registration statement on Form S-8, which was dated July 1, 1994)

3.2.1.1

Amendment to the Amended and Restated Bylaws dated July 15, 1999 (incorporated herein by reference to Exhibit 3.2.1.1 filed on November 12, 1999 with the registrant’s quarterly report for the quarter ended September 30, 1999)

3.2.1.2	Amendment to the Amended and Restated Bylaws dated October 22, 2001(incorporated herein by reference to Exhibit 3.2.1.2 filed with the registrant’s current report on Form 8-K on October 30, 2001)

4.1	Indenture dated May 15, 2003 (incorporated herein by reference to Exhibit 10.11 filed with the registrant’s current report on Form 8-K on May 28, 2003)

4.2

Supplemental Indenture relating to 8.00% Senior Notes due 2013 dated May 15, 2003 (incorporated herein by reference to Exhibit 10.11.1 filed with the registrant’s current report on Form 8-K on May 28, 2003)

4.3

Registration Rights Agreement relating to 8.00% Senior Notes due 2013 dated May 15, 2003 (incorporated herein by reference to Exhibit 10.12 filed with the registrant’s current report on Form 8-K on May 28, 2003)

5.1	Opinion of Dechert LLP

12.1	Statement Regarding Computation of Ratios

23.1	Consent of Dechert LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

24.1	Power of Attorney (included on signature page)

25.1	Statement of Eligibility of Deutsche Bank Trust Company Americas on Form T-1

99.1	Form of Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

99.3

Letter to Holders of 8% Senior Notes Due 2013 Concerning Offer For All Outstanding 8% Senior Notes Due 2013 in Exchange for 8% Senior Notes Due 2013 of Thornburg Mortgage, Inc. Which Have Been Registered Under the Securities Act of 1933, as amended

99.4

Letter to Brokers, Dealers, and Other Nominees Concerning Offer For All Outstanding 8% Senior Notes Due 2013 in Exchange for 8% Senior Notes Due 2013 of Thornburg Mortgage, Inc. Which Have Been Registered Under the Securities Act of 1933, as amended

99.5

Letter to Clients Concerning Offer For All Outstanding 8% Senior Notes Due 2013 in Exchange for 8% Senior Notes Due 2013 of Thornburg Mortgage, Inc. Which Have Been Registered Under the Securities Act of 1933, as amended

99.6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9